                           OFFER TO PURCHASE FOR CASH
           ANY AND ALL OUTSTANDING MEMBERSHIP INTERESTS, NO PAR VALUE
                  (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE
         ADDITIONAL MEMBERSHIP INTERESTS (COLLECTIVELY, THE "SHARES"))
                                       OF

                                TRIAD PARK, LLC
                             AT $1.80 NET PER SHARE
                                       BY

                              TPL ACQUISITION, LLC

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON WEDNESDAY, APRIL 29, 1998, UNLESS THE OFFER IS EXTENDED.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE OF THE OFFER THAT NUMBER OF SHARES AS WOULD CONSTITUTE, WHEN COMBINED WITH THE SHARES OWNED BY RICHARD C.
 BLUM & ASSOCIATES, L.P. ("RCBA") AND RICHARD C. BLUM AS OF THE DATE HEREOF, A
  MAJORITY OF ALL OUTSTANDING SHARES OF TRIAD PARK, LLC (THE "COMPANY"), (II) REDEMPTION OR WAIVER BY THE COMPANY OF ITS RIGHTS PLAN, AND (III) TERMINATION BY
 THE COMPANY OF THE MERGER AGREEMENT BY AND AMONG THE COMPANY, THE KONTRABECKI
   GROUP, INC. ("TKG") AND TKG ACQUISITION COMPANY, LLC PURSUANT TO WHICH TKG
      OFFERED TO ACQUIRE THE SHARES OF THE COMPANY FOR $1.65125 PER SHARE.

          THE OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING.
                             ---------------------

                                   IMPORTANT

     Any share holder (hereinafter, "shareholder") of the Company desiring to tender all or any portion of such shareholder's Shares should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile), or, in the case of a book-entry transfer effected pursuant to the procedure set forth in "Tender Offer -- Procedure for Tendering Shares," an Agent's Message (as defined herein) and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or facsimile) or deliver such Shares pursuant to the procedure for book-entry transfer set forth in "Tender
Offer -- Procedure for Tendering Shares" prior to the expiration of the offer, or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares.

     If a shareholder desires to tender Shares and such shareholder's certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected by following the procedure for guaranteed delivery set forth in "Tender Offer -- Procedure for Tendering Shares."

     Questions and requests for assistance may be directed to Georgeson & Company, Inc., the Information Agent, at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.
                             ---------------------

                    The Information Agent for the Offer is:

                            GEORGESON & COMPANY INC.
  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED
       IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                 April 1, 1998

                               TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----
INTRODUCTION.......................................................    1
SPECIAL FACTORS....................................................    2
  BACKGROUND.......................................................    2
  DISCUSSIONS WITH THIRD PARTIES...................................    3
  PURPOSE AND STRUCTURE OF THE OFFER...............................    9
  PLANS FOR THE COMPANY AFTER THE OFFER............................   10
  SEDWAY REPORT....................................................   10
  BOARD APPROVAL OF RCBA MERGER AGREEMENT AND TKG MERGER
     AGREEMENT.....................................................   11
  NO FAIRNESS OPINION..............................................   12
  NO RECOMMENDATION................................................   12
  PERSPECTIVE OF THE MANAGERS AND THE PURCHASER ON THE OFFER.......   12
  CERTAIN EFFECTS OF THE OFFER.....................................   13
  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES.....................   14
THE TENDER OFFER...................................................   16
   1.  TERMS OF THE OFFER..........................................   16
   2.  PROCEDURES FOR TENDERING SHARES.............................   17
   3.  WITHDRAWAL RIGHTS...........................................   20
   4.  ACCEPTANCE FOR PAYMENT AND PAYMENT..........................   20
   5.  PRICE RANGE OF SHARES; DISTRIBUTIONS ON THE SHARES..........   21
   6.  EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; EXCHANGE
         ACT REGISTRATION..........................................   22
   7.  CERTAIN INFORMATION CONCERNING THE COMPANY..................   22
   8.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND THE
         MANAGERS..................................................   25
   9.  SOURCE AND AMOUNT OF FUNDS..................................   26
  10.  DISTRIBUTIONS...............................................   26
  11.  CERTAIN CONDITIONS OF THE OFFER.............................   26
  12.  CERTAIN LEGAL MATTERS.......................................   29
  13.  FEES AND EXPENSES...........................................   31
  14.  MISCELLANEOUS...............................................   32
  15.  ADDITIONAL INFORMATION......................................   32
SCHEDULE I
  MANAGEMENT OF THE COMPANY, RCBA, RCBA, INC. AND PELL.............   33
ANNEX I
  FORM 10-KSB OF THE COMPANY.......................................  I-1

                                  INTRODUCTION

     TPL Acquisition, LLC, a Delaware limited liability company (the "Purchaser"), currently solely managed by Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA"), and, upon consummation of the Offer, intended to be co-managed with Pell Development Company, a California sole proprietorship ("Pell" and, together with RCBA, the "Managers"), hereby offers to purchase all outstanding membership interests, no par value (the "Membership Interests") of Triad Park, LLC, a Delaware limited liability company (the "Company"), including the associated rights to purchase Membership Interests issued pursuant to the Rights Plan (as such term is defined herein) (the "Rights" and together with Membership Interests, the "Shares"), at a price of $1.80 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

     Tendering shareholders will not be obligated to pay brokerage fees or commissions. Except as set forth in Instruction 6 of the Letter of Transmittal, tendering shareholders will not be obligated to pay transfer taxes on the purchase of Shares pursuant to the Offer. The Purchaser will pay all charges and expenses of Harris Trust Company of New York, as Depositary (the "Depositary"), and Georgeson & Company Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer. See "Tender Offer--Fees and Expenses."

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE OF THE OFFER THAT NUMBER OF SHARES AS WOULD CONSTITUTE, WHEN COMBINED WITH THE SHARES OWNED BY RCBA AND RICHARD C. BLUM AS OF THE DATE HEREOF, A MAJORITY OF ALL OUTSTANDING SHARES OF TRIAD PARK LLC (THE "MINIMUM CONDITION"), (II) REDEMPTION OR WAIVER BY THE COMPANY OF ITS RIGHTS PLAN, AND (III) TERMINATION BY THE COMPANY OF THE MERGER AGREEMENT BY AND AMONG THE COMPANY, THE KONTRABECKI GROUP INC. ("TKG") AND TKG ACQUISITION COMPANY, LLC PURSUANT TO WHICH TKG OFFERED TO ACQUIRE THE SHARES OF THE COMPANY FOR $1.65125 PER SHARE. THE OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING. The Purchaser reserves the right (subject to the applicable rules of the Securities and Exchange Commission (the "Commission")), which it presently has no intention of exercising, to waive or reduce the Minimum Condition. See "Special Benefits -- Purpose and Structure of the Offer," "Tender Offer -- Terms of the Offer" and "-- Certain Conditions of the Offer." Certain other conditions to this Offer are described in "Tender Offer -- Certain Conditions of the Offer." The Purchaser expressly reserves the right, in its sole discretion, to waive any one or more of the conditions to the Offer. See "Tender Offer -- Terms of the Offer," "-- Certain Conditions of the Offer" and "-- Certain Legal Matters."

     The purpose of the Offer is to gain control of the Company so to effect a merger (the "Merger") of the Purchaser with and into the Company on or after August 1, 1998, without requiring the affirmative vote of any other shareholder of the Company. If the Offer is successful and the Merger occurs, each outstanding Share (other than Shares owned by the Purchaser or the Company or any of their subsidiaries) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest thereon. See "Special Conditions -- Purpose and Structure of the Offer" and "-- Plans for the Company after the Offer."

     No appraisal rights are provided for the Company's shareholders under the Delaware Limited Liability Company Act or under the Company's limited liability company agreement in the event of a merger of the Company in which each outstanding Share will be converted into the right to receive cash. If the Merger is effected, neither the Company, the Purchaser nor the Managers intend to provide appraisal rights to the Company shareholders who object to the transactions contemplated by the Merger. Neither the Company, the Purchaser, nor the Managers is aware of any appraisal rights available under applicable law to any shareholder who objects to the Merger.

     The Company has informed the Purchaser that, as of March 28, 1998, there were 19,708,123 Shares issued and outstanding. Based upon the foregoing and assuming that no additional Shares are issued after

March 28, 1998, there would be 19,708,123 Shares outstanding on a fully diluted basis. As of April 1, 1998, RCBA owns 1,998,158 Shares and Richard C. Blum owns 14,000 Shares of the Company, for a total of 2,012,158 Shares. Thus, assuming that no additional Shares are issued after March 28, 1998, 7,841,904 Shares would need to be tendered by shareholders other than RCBA and Richard C. Blum in order for the Minimum Condition to be satisfied. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the number of Shares outstanding on the date that the Purchaser accepts Shares for payment pursuant to the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Share holdings of the Purchaser, RCBA and Richard C. Blum would, together, represent not less than 50.0% of the total number of Shares outstanding. Thus, the Purchaser, together with RCBA and Richard C. Blum, would be able to elect a majority of the members of the Company's Advisory Board and to effect the Merger without the affirmative vote of any other shareholder of the Company. See "Special Factors -- Purpose and Structure of the Offer" and "-- Plans for the Company after the Offer."

     The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although the Purchaser does not have any knowledge that any such information is untrue, the Purchaser takes no responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

     Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer are described in "Special Conditions -- Certain Federal Income Tax Consequences."

     THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND

     Prior to the Company's formation, the real estate assets now owned by the Company were owned by Triad Systems Corporation, a Delaware corporation ("Triad") and its wholly-owned subsidiary, 3055 Triad Dr. Corp., a California corporation ("3055 Triad Dr. Corp."). As of December 31, 1997, these assets consisted primarily of three buildings and improvements (comprising 220,000 square feet) situated on approximately 15 acres of land in Triad Park, Livermore, California (the "Headquarters") and 292 acres of undeveloped land located in Triad Park (the "Land", the Land and the Headquarters, collectively the "Property"). 3055 Triad Dr. Corp. was the owner of the Headquarters as well as a certain portion of the Land, and Triad was the owner of the remainder of the Land.

     On October 23, 1996, Cooperative Computing, Inc., a Texas corporation ("CCI"), through a wholly-owned subsidiary, commenced a tender offer to purchase all of the outstanding shares of common stock of Triad. CCI's offer contemplated that, among other things, certain real property assets of Triad and 3055 Triad Dr. Corp. would be spun off to the shareholders of Triad in a dividend to be declared prior to the consummation of CCI's offer. The Company was organized under the laws of the State of Delaware as a limited liability company on February 10, 1997 as part of the spin-off of Triad. At the time of the formation of the Company, 3055 Triad Dr. Corp., the owner of the Headquarters, was merged with and into Triad, with Triad being the surviving corporation. The dividend of the Company's shares to Triad's stockholders was declared on February 26, 1997. On February 27, 1997, the offer was consummated, CCI merged with Triad, and Triad became known as Cooperative Computing, Inc., a Delaware corporation, aka CCI/Triad ("CCI/ Triad").

     The Company's manager is 3055 Management Corp., a California corporation ("Management Corp."). As of the date of the Company's formation, the Company's Shares were owned 99% by the former shareholders of Triad and 1% by Management Corp. Management Corp. is the exclusive operator of the

Company's business except that certain actions require the approval of its Advisory Board (the "Advisory Board"). The members of the Company's Advisory Board are Stanley F. Marquis, James R. Porter, William W. Stevens and Martin W. Inderbitzen. Additional information regarding each member of the Advisory Board may be found on Schedule I.

     RCBA's President and Chairman, Richard C. Blum, was a director of Triad from August 3, 1992 until February 26, 1997, when Triad was acquired by CCI as part of CCI's successful tender offer for all outstanding shares of the Company's common stock.

     When Management Corp. was formed in February 1997, all of the outstanding stock was issued in equal amounts to Richard C. Blum, William W. Stevens and James R. Porter, three former directors of the Company. Richard C. Blum was also a vice president and director of Management Corp. On August 8, 1997, Richard C. Blum resigned from the Board of Directors and also resigned as vice president of Management Corp. On September 5, 1997, Richard C. Blum assigned his shares in Management Corp. over to Messrs. Stevens and Porter. Richard C. Blum was never a member of the advisory board of Management Corp.

DISCUSSIONS WITH THIRD PARTIES

     In addition to the negotiations with RCBA, the Company has had discussions with several other parties as described below.

     Real Estate Listing Agent. On June 1, 1997, the Company engaged the real estate firm of Grubb & Ellis, the same real estate firm that had been previously engaged by Triad to represent it in certain real estate matters, to act as its exclusive listing agent in connection with the potential sale of the Property. From time to time, representatives of Grubb & Ellis have had discussions with senior management of the Company and the Company's Advisory Board concerning the Company's potential strategic alternatives with respect to the sale of the Property. Such discussions have been general in nature and have not resulted in any formal actions by the Company's Advisory Board.

     Contacts and Negotiations with Everest Financial. On August 28, 1997, Everest Financial, Inc. ("Everest"), in a letter to the Company, set forth the terms and conditions upon which it would be willing to acquire the Company. In the letter, Everest indicated that it was willing to undertake a tender offer for all of the Company's outstanding Shares at a price of $0.91 per Share (an aggregate purchase price of less than $18,000,000), subject to due diligence and other contingencies.

     Contacts and Negotiations with T.V.O.B. General Partnership. On August 25, 1997, Jeffrey S. Kendall, General Partner of T.V.O.B. General Partnership ("TVOB"), met with Stanley F. Marquis, a member of the Company's Advisory Board, in a meeting initiated by Mr. Kendall, to discuss the general terms of a proposal whereby TVOB would acquire all of the Company's outstanding Shares. On August 26, 1997, TVOB, in a letter to the Company, indicated it would be willing to acquire the Company for a total price of $25,500,000.

     On August 29, 1997, Larry D. McReynolds, President of the Company and Mr. Marquis met with Mr. Kendall and Joseph A. Duffel, General Partner of TVOB. The parties discussed general due diligence issues and certain contingent liabilities of the Company. Mr. Marquis informed the TVOB representatives that their offer was lower than another offer previously received by the Company. In the course of the meeting, TVOB increased its offer for the Company to $26,500,000.

     On the morning of September 5, 1997, Mr. Kendall telephoned Mr. Marquis and verbally indicated that TVOB would be increasing its offer price to $27,000,000. On the afternoon of September 5, 1997, Mr. Duffel, in a letter delivered via facsimile to Mr. Marquis, changed TVOB's offer price to $26,900,000. In addition, Mr. Duffel proposed an alternative transaction structure in which the Company would join TVOB in a joint venture regarding the development of the Property. This proposal called for the Company to receive $1 million in cash at closing, with a $25.9 million wrap around mortgage on all of the Property. The Company would receive 10% imputed interest on $25.9 million, TVOB would liquidate the Property over three years, and all profits would be split evenly between TVOB and the Company. During all of the discussions with TVOB, TVOB never indicated whether it was willing to assume all of the contingent liabilities of the Company.

     Contacts and Negotiations with Lincoln Property Company. On September 5, 1997, Lincoln Property Company ("Lincoln"), in a letter to Mr. Marquis delivered via facsimile, indicated that it would be willing to purchase the assets of the Company for an aggregate purchase price of $30,000,000. The letter indicated that Lincoln would assume the bond assessments, but was silent as to the assumption of the Company's liabilities. Mr. Marquis telephoned Steven N. Dunn, Vice President of Lincoln, to clarify Lincoln's position with respect to the Company's other liabilities. Mr. Dunn told Mr. Marquis that the Lincoln offer contemplated that Lincoln would not assume any of the Company's liabilities, contingent or otherwise. In light of this clarification by Mr. Dunn, Mr. Marquis calculated that the aggregate value of Lincoln's offer to the Company's shareholders, after paying off the existing mortgage and before any real estate or transactions costs, was approximately $21,000,000.

     Contacts and Negotiations with Griggs Resource Group. On September 8, 1997, shortly before a special meeting of the Advisory Board, Griggs Resource Group, on behalf of PeopleSoft, Inc. ("PeopleSoft"), sent a letter to the Company that indicated PeopleSoft was willing to purchase all of the Company's remaining assets for an aggregate purchase price of $36,000,000, subject to (a) changes being made in the Company's lease with CCI/Triad (over which the Company had no control) and (b) a due diligence period of up to 60 days after the execution of a definitive agreement. Under the terms of this offer, PeopleSoft would not have been assuming the Company's existing mortgage. Thus, after deducting the existing mortgage and applicable commissions, the net realizable value of the PeopleSoft offer was approximately $26,000,000. However, PeopleSoft did not contemplate the assumption of the Company's contingent liabilities. The letter also indicated that PeopleSoft would be willing to consider a merger or tender offer structure.

     On September 12, 1997, Mr. Griggs, in a letter to Mr. Marquis, reiterated PeopleSoft's interest in acquiring the Company in an all-cash merger transaction. Subsequent to that date, Mr. Griggs had several conversations with members of the Company's management regarding certain liabilities of the Company.

     On October 2, 1997, Mr. Marquis and McReynolds met with Mr. Griggs and Deborah J. Oxendine, Director of Real Estate and Administrative Services for PeopleSoft, in a meeting initiated by Mr. Griggs, to discuss the terms of PeopleSoft's offer. During the meeting, Ms. Oxendine reiterated PeopleSoft's interest in acquiring the Company and inquired as to what type of offer would be necessary to merit the Advisory Board's consideration. Mr. Marquis informed Ms. Oxendine and Mr. Griggs that any offer at this point would have to be higher than the sum of RCBA's offer (see "-- Contracts and Negotiations with RCBA") plus the $1.3 million termination fee that the Company would be required to pay to RCBA in the event that the Advisory Board approved an alternative offer.

     On October 6, 1997, Mr. McReynolds telephoned Mr. Griggs. During the conversation, Mr. Griggs informed Mr. McReynolds that PeopleSoft had entered into an exclusive negotiations agreement with Alameda County and the City of Dublin with the intent of purchasing property in the City of Dublin (approximately four miles west of Triad Park). Mr. Griggs indicated that PeopleSoft would not be continuing further discussions with the Company at this time.

     Contacts and Negotiations with RCBA. On August 8, 1997, in a letter from Mr. Blum to Mr. Porter, a member of the Company's Advisory Board, RCBA advised the Company that it was working on an offer to purchase all of the assets or membership interests of the Company, and that it expected to submit a more detailed offer to the Company within a week.

     On August 11, 1997, RCBA, in a letter from Mr. Blum to Mr. Porter, submitted a written proposal to the Company which indicated the material terms and conditions upon which RCBA would be willing to proceed in an acquisition of all of the assets or stock of the Company. In this letter, RCBA indicated it would be willing to purchase all of the outstanding Shares at a price of $1.20 per Share, inclusive of the debt on the Property.

     On August 12, 1997, the Company, in a letter from Mr. Porter to Mr. Blum, informed RCBA that the proposed terms were inadequate but that the Company would be interested in continuing discussions regarding a potential acquisition. In the letter, Mr. Porter pointed out that any transaction would have to contemplate RCBA assuming all of the Company's liabilities and, because of Mr. Blum's prior association with the

Company as a member of the Board of Directors of Management Corp. (but not as a member of the Advisory Board), would have to include a mechanism whereby the Company could consider other offers that may be more favorable to the Company's shareholders.

     On August 15, 1997, the Advisory Board held a telephonic board meeting at which all Advisory Board members were present. The Advisory Board reviewed RCBA's proposal of August 11, and generally discussed the manner in which the Company should proceed in negotiating the proposed transaction.

     Later that same day, RCBA, in a letter from Mr. Blum to Mr. Porter delivered via facsimile, increased its offer price to $1.30 per Share. RCBA indicated that its offer was contingent upon completion of customary due diligence, including an engineering study of the Company's properties and an environmental review.

     On August 18, 1997, the Advisory Board held a telephonic board meeting at which all Advisory Board members were present to consider RCBA's latest offer. Mr. Porter was instructed to further negotiate with RCBA in an attempt to obtain a price above $1.30 per Share.

     On August 18, 1997, Mr. Porter telephoned Mr. Blum to further negotiate the price at which RCBA was willing to purchase the Shares. In the course of the conversation, Mr. Blum agreed to a price of $1.32 per Share, the equivalent of a net purchase price of $26,014,722 since RCBA agreed to assume all of the Company's actual and contingent liabilities subject to negotiation of definitive documentation and other standard conditions.

     On August 25, 1997, Murray A. Indick, Managing Director and General Counsel of RCBA delivered to McCutchen, Doyle, Brown & Enersen, LLP, the Company's outside legal counsel ("McCutchen"), a draft merger agreement which contemplated a transaction whereby the Purchaser would acquire the outstanding Shares for $1.32 per Share in cash.

     On August 29, 1997, Mr. Indick, Robert Zerbst, Managing Director of Westmark Realty Advisors, L.L.C. (a potential investor with RCBA), Rick Mariano, an employee of RCBA, Mr. McReynolds, Mr. Marquis, Patrick J. Kernan, legal counsel to the Company and representatives of McCutchen met in McCutchen's offices in San Francisco, California to discuss the draft merger agreement. The parties discussed the structure of the proposed transaction and certain provisions contained in the draft merger agreement. Mr. Marquis disclosed that the Company had received two other proposals regarding the Property and suggested that perhaps a tender offer would be the best structure for the proposed transaction. Mr. Indick indicated that RCBA was committed to proceeding with the transaction under a cash-out merger format. The parties also discussed certain provisions of the lease under which CCI/Triad would lease the Headquarters from the Company. During these discussions pertaining to the CCI/Triad lease, Mr. McReynolds and Mr. Kernan, both of whom are employees of CCI/Triad, excused themselves from the meeting. Mr. Indick also submitted comments to the draft merger agreement.

     On September 5, 1997 Mr. Indick, Mr. Zerbst, Mr. Mariano, Mr. McReynolds, Mr. Marquis, Mr. Kernan and representatives of McCutchen again met in McCutchen's offices. Mr. Marquis disclosed that the Company was expecting to receive additional offers for the Property. The parties then negotiated specific provisions contained in the draft merger agreement, including those related to a termination fee and payment of the Company's transaction expenses. At the end of the meeting, the parties had agreed on all provisions in the draft merger agreement.

     On September 8, 1997, at a meeting of the Company's Advisory Board that included all members in attendance (Messrs. Porter, Stevens, Marquis and Inderbitzen), and was also attended by Mr. Kernan, Mr. McReynolds and representatives of McCutchen, the parties discussed recent events, including a review of all proposals received by the Company to date. The Advisory Board considered the validity of each offer and the reputations of each potential acquiror, and also considered asking RCBA for a reduced termination fee in exchange for approving the draft merger agreement.

     The Advisory Board rejected Everest's offer because the offering price was less than that offered by RCBA. The Advisory Board rejected both offers from TVOB because neither offer considered assuming all of the Company's contingent liabilities and because neither offer called for the entire purchase price to be paid up front at the time of the transaction's closing. In addition, the Advisory Board members expressed concerns about the ability of TVOB to fund the potential transaction. The Advisory Board also noted that TVOB had undertaken no due diligence.

     The Advisory Board rejected the offer from Lincoln because it was not in definitive form and because it did not contemplate assumption of the Company's current liabilities. In addition, the Lincoln offer was in the form of an asset sale and therefore did not contemplate assumption of the Company's contingent liabilities. As a result of not assuming any of the Company's liabilities, the Advisory Board concluded that the value of the Lincoln offer was significantly less than the proposal from RCBA.

     The Advisory Board rejected the offer from Griggs Resource Group because it was in preliminary form and was first submitted only minutes before the meeting. Additionally, the Advisory Board concluded that this offer did not appear to equal or exceed the value of the RCBA proposal since PeopleSoft would not be assuming the existing mortgage or the Company's contingent liabilities. Furthermore, any acquisition would be delayed for up to 60 days while PeopleSoft conducted due diligence.

     In rejecting these offers, the Advisory Board noted that any of the offerors could submit a more competitive offer at any time. The Advisory Board ultimately authorized Mr. Marquis and Edward S. Merrill of McCutchen to contact Mr. Indick and propose that RCBA drop its request for an environmental due diligence contingency in exchange for which the Advisory Board would approve the draft merger agreement. The members of the Advisory Board concluded that a transaction in this form with RCBA offered significantly more value than the proposals from the other potential acquirors and consequently did not pursue negotiations with the other parties at that time. Mr. Marquis and Mr. Merrill telephoned Mr. Indick and advised him of the Advisory Board's proposal.

     Later in the evening on September 8, 1997, Mr. Indick telephoned Mr. Marquis and Mr. Merrill to inform them that RCBA had accepted the Advisory Board's proposal. Representatives of McCutchen and Mr. Indick then negotiated the remainder of the minor terms of the definitive merger agreement, and such merger agreement was executed on September 9, 1997 (the "RCBA Merger Agreement").

     On November 7, 1997, after the Company had entered into the RCBA Merger Agreement, the Company received a preliminary proposal from The Kontrabecki Group ("TKG") dated November 6, 1997 at a price of $28.5 million which, after payment of the termination fee to RCBA, would result in a per Share price to the shareholders of $1.38, or $0.06 per Share in excess of the price in the RCBA Merger Agreement. Because the proposal could have led to a "Superior Proposal" under the RCBA Merger Agreement, which would allow termination of the Merger Agreement, the Company entered into a confidentiality agreement with TKG on November 25, 1997 and provided TKG detailed due diligence information regarding the Company and its properties.

     During the fall of 1997, the Company and RCBA prepared and filed a joint
Schedule 13e-3 Transaction Statement with the Commission in connection with the proposed acquisition of the Company by RCBA (the "Joint Schedule 13e-3 Transaction Statement").

     On December 16, 1997, the Company received a revised proposal letter from TKG with different conditions. This revised proposal was accompanied by a draft definitive merger agreement under separate cover. This revised proposal remained subject to conditions precedent based upon further satisfactory due diligence and the continued availability of financing which TKG orally claimed to be available. The revised proposal also contained a condition that the proposal would cease to be effective if the termination fee in the RCBA Merger Agreement were triggered.

     On December 29, 1997, the Company received another letter from TKG dated December 26, 1997, which stated it intended to clarify the December 16, 1997 letter. The December 26 letter expressed an expectation of the finalization of all due diligence and financing arrangements prior to any meeting of the shareholders. It also stated that if the RCBA Merger Agreement were terminated without incurring a termination fee, the financing and due diligence conditions would be automatically waived and TKG would be contractually bound, subject to an affirmative vote of the shareholders, to acquire the Company by merger under the terms of their offer. The TKG proposal continued the condition that it would cease to be effective if a termination fee to RCBA was triggered or paid.

     In addition to the contact with TKG, the Company received a request for information from Manchester Securities Corp. ("Manchester") on November 28, 1997. The Company provided a form of confidentiality agreement to Manchester, but has not received an executed version from Manchester. Manchester holds 9.7% of the Company's outstanding Shares.

     From November 1997 through early January 1998, the Company and RCBA received and responded to comments and questions from the Commission. On January 6, 1998, the Commission notified the Company and RCBA by letter that the current draft of their Joint Schedule 13e-3 Transaction Statement (which was filed with the Commission on December 30, 1997) required further disclosure regarding TKG and its proposals before the proxy statement regarding the RCBA Merger Agreement could be mailed to the Company shareholders. Ultimately, due in large part to the changing circumstances surrounding the proposed transactions, the parties were unable to resolve these comments and questions in time to finalize and mail proxy materials to the Company's shareholders and to hold a meeting of the Company's shareholders, as contemplated by the RCBA Merger Agreement, on or before January 31, 1998.

     Between January 6 and January 30, 1998, representatives of TKG visited the Company's Headquarters several times and conducted due diligence on the Company. During the afternoon of Friday, January 30, 1998, RCBA advised the Company that it planned to increase its offer to $1.47 per Share or approximately $0.02 more than TKG's offer as then in effect. Representatives of the Company advised TKG of RCBA's proposed increase. During the afternoon of January 30, shortly before a scheduled meeting of the Company's Advisory Board, TKG transmitted a letter to the Advisory Board stating that TKG would deliver a topping offer to the Company following the expiration of the January 31 "drop dead" date under the RCBA Merger Agreement. Following receipt of TKG's letter, representatives of the Company and the Advisory Board held a telephonic discussion with representatives of TKG to clarify TKG's offer. During that discussion, TKG advised the Company that it was raising its offer to $1.50 per Share.

     The Advisory Board discussed the new offers at its meeting and thereafter advised TKG and RCBA of the level of the two sides' bids. On the morning of Saturday, January 31, RCBA advised the Company by telephone that it would be unable to respond to TKG's $1.50 per Share bid over the weekend. Later the same day, RCBA advised the Company that it would be prepared to deliver a topping bid to the Company on Sunday morning, February 1, 1998.

     On the morning of February 1, 1998, the Company, with approval of the Advisory Board, notified RCBA that it was terminating the RCBA Merger Agreement on the grounds that the transaction had not been consummated prior to January 31, 1998. The RCBA Merger Agreement contained a provision that allowed either party to terminate the RCBA Merger Agreement if the merger contemplated therein was not consummated by January 31, 1998, provided that the party seeking to terminate pursuant to this provision had not failed to perform in any material respect any covenant under the RCBA Merger Agreement that caused or resulted in the failure of the merger to be consummated before such date.

     On February 1, representatives of RCBA and TKG met with representatives of the Company and the Company's outside legal counsel in the offices of the Company's outside legal counsel. The Company then initiated a bidding process during which both parties submitted bids for the Company's outstanding Shares. RCBA understood that the Company was to consider four material terms of the competing offers of RCBA and TKG: (i) amount of the offer, (ii) the termination fee, (iii) the "tail" period, and (iv) the nature of the contracting party. RCBA's initial bid on February 1 was $1.55 per Share, $0.05 more than TKG's previous bid, and indicated a willingness to accept a shorter "tail" period than RCBA had previously requested.

     The Company told TKG about RCBA's bid. TKG then approached RCBA and proposed that the auction procedures be changed and that each bidder submit final sealed bids to the Company. RCBA rejected this proposal. TKG then advised the Company that it wanted to change the auction procedures in such a manner. The Company informed RCBA of the proposal and RCBA urged the Company to reject it. In the meantime, RCBA increased its offer to $1.60 per share and reduced the "tail" to a four-month period that

RCBA understood was acceptable to the Company. RCBA hoped to provide the Company with further grounds to reject TKG's proposal to change the auction procedures.

     TKG then submitted a sealed bid to the Company, advising the Company that the bid would be effective only if the Company simultaneously received and opened a sealed bid from RCBA. The Company told RCBA that TKG had represented that its bid was in excess of $1.60 per Share. The Company then requested that RCBA submit a sealed bid. RCBA registered its objections, stating that the ground-rules previously agreed upon by both bidders were designed to enhance shareholder value. However, the Company urged RCBA to comply with the sealed bid process. RCBA delivered a sealed bid increasing the price per share offered to $1.631. After the sealed bids were submitted, the Company informed RCBA that TKG's bid, which RCBA later learned was for $1.65125 per share with a raised termination fee and a four-month "tail," had won the auction. Representatives of the Company and TKG then negotiated the final terms of a definitive merger agreement and the Advisory Board unanimously approved the merger and the merger agreement with TKG (the "TKG Merger Agreement").

     On February 2, 1998, RCBA amended its Schedule 13D to indicate that the merger deal between RCBA and the Company had been terminated and that RCBA was deciding what further action, if anything, it planned to take. In addition, on March 6, 1998, the Company and RCBA filed a similar amendment to their Joint
Schedule 13e-3 Transaction Statement.

     On March 11, 1998, RCBA wrote a letter to the Company submitting another offer. Pursuant to this letter, RCBA offered to cause the Purchaser to acquire all of the outstanding shares of the Company for $1.70 per share, including assumption of liabilities. On March 12, 1998, TKG wrote a letter to the Company explaining why TKG believed the offer was not a "Superior Proposal" as that term was defined under the merger agreement between TKG and the Company. If such offer were a "Superior Proposal," the Company would have been entitled to terminate the TKG Merger Agreement (subject to the payment to TKG of a termination fee). The Company informed RCBA that the Advisory Board was not inclined to declare the March 11th bid of RCBA a Superior Proposal.

     On March 13, 1998, RCBA withdrew its March 11, 1998 letter and increased its previous bid to $1.74 per share, plus $1.2 million to cover any termination fee of TKG, if one arose. RCBA also proposed a new termination fee and reimbursement provisions.

     Later in the day on March 13, 1998, in response to comments from the Company, RCBA sent a subsequent letter to the Company withdrawing its earlier March 13th letter, modifying its proposed termination fee and otherwise offering $1.74 per share, plus $1.2 million to cover any termination fee of TKG, if one arose.

     On March 14, 1998, TKG sent a letter to the Company objecting to RCBA's offer on various grounds.

     On March 14, 1998, the Advisory Board declared RCBA's March 13th offer a "Superior Proposal" and the Company sent a Superior Proposal Notice to TKG pursuant to the TKG Merger Agreement.

     On March 16, 1998, TKG commenced a lawsuit against the Company in Delaware Chancery Court seeking a temporary restraining order enjoining the Company from taking any action to terminate the TKG Merger Agreement and mandating that the Company hold the approaching shareholders' meeting at which time the shareholders would vote on the TKG Merger Agreement. On March 17, 1998, the Court granted the temporary restraining order enjoining the "Advisory Board, Manager, officers, agents, employees and attorneys, and all other persons in active concert or participating with [the Company]" until further order of the Court from "taking any steps to terminate the [TKG] Merger Agreement based on either or both of the two March 13, 1998 proposals from RCBA." The Court also enjoined the Company's "Advisory Board, Manager, officers, agents, employees and attorneys, and all other persons in active concert or participating with [the Company]" until further order of the Court from "taking any action to cancel the meeting of share holders of [the Company] currently scheduled for March 25, 1998 (the "Meeting"), or to postpone the Meeting beyond March 28, 1998 at 5:00 p.m. (California time)." The Company thereafter rescheduled the shareholders' meeting from March 25, 1998 to March 28, 1998.

     On March 26, 1998, RCBA withdrew its March 13th bid and announced that it intended to commence a tender offer for all of the outstanding shares of the Company at $1.74 per share. On the same day, the United States District Court for the Northern District of California, where TKG had also filed a complaint similar to that described above, granted TKG's temporary restraining order request in part, requiring RCBA to disclose certain financing information and information regarding contracts or understandings between RCBA and any person regarding any securities of the Company. RCBA issued a press release responding to this order.

     On March 27, 1998, TKG issued a press release stating that it had entered into discussions with Lehman Brothers for financing to increase its bid to $1.74 per share to match that of RCBA. Later the same day, TKG issued a press release announcing that it would pay $1.74 per share to complete its acquisition of the Company. RCBA then issued a press release increasing the price of its tender offer to $1.80 per share. Also on March 27, 1998, the Company issued a press release stating: (i) that a special shareholders meeting was scheduled for 4:00 p.m. on March 28, 1998 to consider a merger agreement with TKG at $1.65125 a share, and (ii) that the meeting's agenda would not include a tender offer of RCBA at $1.74 a share, or the discussions of TKG with respect to an offer at $1.74 a share.

     On March 28, 1998, the Company held a shareholders' meeting. The shareholders were asked to vote upon a proposal to approve an Agreement of Merger dated February 1, 1998 and amended as of February 12, 1998, by and among Triad Park, LLC, TKG and TKG Acquisition Company, LLC. The merger would have converted each outstanding share into the right to receive $1.65125 in cash. With 81.5% of Triad Park's outstanding shares voting, the final results certified by the independent inspector of elections were, approximately 60% against approval of the proposal, and 21% in favor of approving the merger, with the remainder being abstentions. Although the rejection of the Agreement of Merger by Triad Park's shareholders does not automatically terminate the Agreement of Merger, it does give the Triad Park Advisory Board a right of termination. According to a press release issued by the Company, the Advisory Board expects to address this issue in the next several days.

     On April 1, 1998, the Purchaser commenced the Offer.

     Source of Information. Information concerning the Company and its contacts and discussions with bidders for the Company other than RCBA and its affiliates prior to December 30, 1997 contained in this Section was supplied or approved by the Company for the Joint Schedule 13e-3 Transaction Statement prepared by the Company and RCBA in connection with the RCBA Merger Agreement and filed with the Commission (see "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company -- Discussions with Third Parties -- Contracts and Negotiations with RCBA and The Kontrabecki Group Since the Execution of the RCBA Merger Agreement"). Such statement can be inspected and copies made at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 400 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at its Washington, D.C. address at prescribed rates. The Commission also maintains a Web site address, http://www.sec.gov.

PURPOSE AND STRUCTURE OF THE OFFER

     The Managers and the Purchaser have determined that a "going private" transaction would provide certain benefits to Managers, the Purchaser and the Company, as well as the current shareholders of the Company. The primary benefit to the Company's shareholders is the opportunity to sell their Shares for cash at a significant premium above the market price that existed prior to the announcement of the Offer and above the price set forth in the TKG Merger Agreement, which merger price was set at $1.65125 per Share (TKG subsequently indicated a willingness to increase its merger price to $1.74 per Share).

     The Offer is the first step in the acquisition of all of the Shares. If the Offer is successful, the Purchaser intends that on or after August 1, 1998, it will effect the Merger to acquire all remaining Shares not owned by it for the same price per Share as offered in the Offer, without requiring the affirmative vote of any other shareholder of the Company. Upon consummation of the Merger, the entire equity interest of the Company would be owned by the Purchaser, and the current shareholders would have no continuing interest in the Company. Therefore, following the Merger, the current shareholders of the Company (other than RCBA) would no longer benefit from any increases in the value of the Company and would no longer bear the risk of any decreases in the value of the Company. Following the Merger, the Purchaser and its affiliates would own 100% of the Company and would have complete control over the management and conduct of the Company's business, all income generated by the Company and any future increase in the Company's value.

     The Managers and the Purchaser have structured this transaction as a tender offer for all Shares of the Company other than those held by RCBA and Richard C. Blum because they believe that a tender offer for Shares is the most expedient means by which the Purchaser can gain control of the Company. The tender offer requires neither Advisory Board approval nor the requirements of a shareholder vote and allows each shareholder individually to determine whether or not to accept the price per Share offered by the Purchaser.

     The Managers' and the Purchaser's purpose and reasons for engaging in the transactions contemplated by the Offer is to obtain ownership of the Company, thereby becoming entitled to the benefits of ownership including management and investment discretion with regard to the future of the real estate assets of the Company. This includes execution of a business plan that combines sales of assets, strategic undeveloped lot dispositions, and developments of other lots for the Company's own account or for third parties, depending on market conditions. The Purchaser will receive the benefits, if any, of its decisions and will also bear the risk of loss.

PLANS FOR THE COMPANY AFTER THE OFFER

     Upon consummation of the Offer, the Managers and the Purchaser intend to evaluate the assets of the Company to determine the best strategy to maximize the value of the Property. Based upon the results of its evaluation, the Managers and the Purchaser may develop the Property or may cause the Company to sell some or all of its assets. Except as otherwise indicated in this Offer to Purchase, neither the Managers nor the Purchaser has any other present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries or any material change in the Company's capitalization or any other material changes in the Company's corporate structure or business or the composition of the Company's management.

SEDWAY REPORT

     General. Shortly after its formation, the Company began considering various methods in order to effectuate an orderly disposition of the Property. Accordingly, on May 22, 1997, the Company's Advisory Board authorized Mr. Inderbitzen, a member of the Advisory Board, and Mr. McReynolds to engage Sedway Group or a comparable firm for the purpose of preparing a report exploring various disposition strategies. On July 22, 1997, Sedway Group delivered its written report to the Company's Advisory Board (the "Sedway Report").

     The Sedway Report does not relate to the Offer or the fairness of the Offer, or the fairness of the Offer to the Company, the Purchaser, the Managers or shareholders who are not affiliates. However, the Sedway Report does relate to the value of the Company's real estate assets in a liquidation situation, and as such, was given consideration by the Company's Advisory Board in connection with its approval of the RCBA Merger Agreement at $1.32 per Share in September 1997.

     In preparing its report, Sedway Group met with Company management and reviewed the current status of Triad Park, inspected Triad Park and its environs, read various documents related to Triad Park, including the listing agreement with Grubb & Ellis and the lease pertaining to the Triad Park building complex, held telephone interviews with members of the Company's Advisory Board, held telephone discussions with brokers, developers, and land owners active in the Livermore area and reviewed market information provided by Grubb & Ellis. Sedway Group was asked to provide a strategy to maximize the value of the Company's real estate assets.

     The Sedway Report contains a history of Triad Park and a summary of the current situation at Triad Park. The Sedway Report also contains a market overview, including current market conditions for retail, office and R&D properties. The Sedway Report recommends an "aggressive but orderly real estate disposition program" including certain improvements to the Triad Park area and a multi-faceted marketing program.

     According to the Sedway Report, the proposed strategy should "result in proceeds with a net present value of $25.6 million." The Sedway Report also includes a presentation of the financial analysis of the disposition strategy and assumptions and limiting conditions.

     Although the Purchaser believes all material analyses performed by and conclusions of Sedway Group are disclosed in the summary set forth above, the summary does not purport to be a complete description of the analyses performed by Sedway Group. The preparation of a report similar to the Sedway Report involves various determinations and assumptions and therefore is not readily susceptible to summary description. Accordingly, Sedway Group believes that its report must be considered as a whole and that selected portions of its report and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its report. In preparing its report, Sedway Report made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company.

     Sedway Group is a nationally recognized full-service real estate and urban economics consulting firm engaged, among other things, in market research and analysis, real estate strategy and asset management (including acquisition and disposition strategies), financial analysis and valuation services. Sedway Group has substantial experience in major land uses (residential, retail, office, industrial, hotel and mixed use) and in specialized areas such as entertainment retail, public/private transactions and economic revitalization.

     It was the opinion of the Advisory Board that Sedway Group was very familiar and experienced with economic analysis in the Tri-Valley region of Northern California. At the time that the Advisory Board was seeking a firm to undertake the analysis, Sedway Group was conducting similar analyses in the City of Livermore and in the Tri-Valley area. Members of the Advisory Board were also personally familiar with Sedway Group, and all agreed that Sedway Group had a positive business reputation in the community. All of these factors were considered by the Advisory Board when it chose Sedway Group to prepare the economic report.

     The Company paid Sedway Group approximately $15,000 for preparing the Sedway Report. No portion of the fee payable to Sedway Group is contingent upon consummation of the Offer or similar type of transaction.

     Source of Information. Information concerning the Sedway Report contained in this Section was supplied or approved by the Company for the Joint Schedule 13e-3 Transaction Statement prepared by the Company and RCBA in connection with the RCBA Merger Agreement and filed with the Commission (see "Background of the Offer; Past Contacts, Transactions or Negotiations with the
Company -- Discussions with Third Parties -- Contracts and Negotiations with RCBA and The Kontrabecki Group Since the Execution of the RCBA Merger Agreement"). The Sedway Report was also attached as Exhibit (b)(1) to the Joint
Schedule 13e-3 and is attached as Exhibit (b) to the Schedule 13e-3 filed as of the date hereof. Such Joint Schedule 13e-3 Transaction Statement and the
Schedule 13e-3 as of the date hereof can be inspected and copies made at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 400 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at its Washington, D.C. address at prescribed rates. The Commission also maintains a Web site address, http:// www.sec.gov. A copy of the Sedway Report will, upon request, be made available for inspection and copying at the principal executive offices of RCBA during its regular business hours by any interested shareholder or any such shareholder's representative who has been so designated in writing.

BOARD APPROVAL OF RCBA MERGER AGREEMENT AND TKG MERGER AGREEMENT

     The Advisory Board of the Company, by unanimous vote, on September 8, 1997 determined that the transactions contemplated by the RCBA Merger Agreement were fair from a financial point of view to and in the best interests of the unaffiliated shareholders of the Company. The price per Share to be received by the Company's shareholders was equal to $1.32. On February 1, 1998, the Advisory Board of the Company, by unanimous vote, determined that the transactions contemplated by the TKG Merger Agreement, which merger price was set at $1.65125 per Share following an auction process, was fair from a financial point of view to and in the best interests of the unaffiliated shareholders of the Company. In both instances, the Advisory Board resolved to recommend that the Company's shareholders approve each such merger agreement. The price per Share to have been received by the Company shareholders in both of those merger transactions is less than the price per Share being offered to Company shareholders in the Offer.

NO FAIRNESS OPINION

     No opinion from an independent financial advisor regarding the fairness of the consideration to be received by unaffiliated shareholders in the Offer has been delivered.

NO RECOMMENDATION

     Neither the Company's Advisory Board nor any of its executive officers have made any recommendations concerning the Offer to shareholders.

PERSPECTIVE OF THE MANAGERS AND THE PURCHASER ON THE OFFER

     Although RCBA and the Purchaser may be considered "affiliates" of the Company under Rule 13e-3(a)(1) of the Securities Exchange Act of 1934, the Managers and the Purchaser believe that the Offer is an arm's-length one. The Company sought offers from a number of potential buyers, and made public Company information available to all parties. The Company had negotiations with four other potential buyers and conducted a bidding process between RCBA and TKG. See "Special Factors -- Discussions with Third Parties."

     Ultimately, the Managers and the Purchaser decided to commence this Offer to acquire the Company for a price of $1.80 per Share. In determining such price, the Managers and the Purchaser analyzed the real estate market in Northern California generally, the development of the Company-owned sites in particular, taking into account current market conditions and the TKG Merger Agreement at the price of $1.65125 per Share and TKG's stated willingness to pay $1.74 per Share.

     The Managers and the Purchaser believe that the Offer is fair to unaffiliated shareholders. In determining the fairness of the term to the unaffiliated shareholders, the Managers and the Purchaser considered the following factors, each of which, in their view, supports the determination:

          (i) Because the Company's limited purpose is to sell a finite amount of real estate over a limited period of time, the going concern value of the Company is difficult to assess. The Company's main objective is to liquidate its investment in the Property and it will not remain a viable entity if forced to rely on its sole source of income, the lease with CCI/Triad. To assess its value in this limited operations mode, the Company consulted a real estate advisor regarding a rapid, but realistic, sales program for the Property. The sales program was projected to produce total revenues of approximately $31 million over a four year period. The net present value of these amounts using a 15% discount rate was $25.6 million, or $1.30 per Share. Further, if the Property was sold for these amounts under the disposition plan, the Company would retain material contingent liabilities. Therefore the results from operations in a manner consistent with the Company purpose would result in shareholder value less than the price per Share offered by the Purchaser in the Offer;

          (ii) The net book value of the Company (based upon the financial statements contained in its Form 10-QSB for the quarter ended September 30,
     1997), which on a per Share basis is calculated at $1.22 per Share, less than the price per Share being offered by the Purchaser in the Offer;

          (iii) The liquidation value of the Company (based upon the appraisal report prepared by Carneghi-Bautovich & Partners, Inc., dated November 18, 1996, as amended on February 18, 1997), which on a per Share basis is calculated at $0.72 per Share, less than the price per Share being offered by the Purchaser in the Offer;

          (iv) The fact that when the Company redeemed Shares from Messrs. Porter and Stevens, two members of the Advisory Board, in August 1997, the redemption price was $0.72 per Share, less than the price per Share being offered by the Purchaser in the Offer;

          (v) The historical market prices of the Company's Shares, particularly the fact that the Offer will enable the shareholders of the Company to realize a significant premium over the prices at which the Shares traded prior to the announcement of execution of each of the merger agreements;

          (vi) The conclusion contained in the Sedway Report that following a three-and-one-half year disposition strategy could result in proceeds with a net present value of $25.6 million and the fact that the Offer will result in proceeds of over $35 million;

          (vii) The terms and conditions of the Offer and the relatively few substantive closing conditions;

          (viii) The fact that the Company after consummation of the Offer and the related transactions will retain all contingent liabilities of the Company, including those related to tax matters and construction of improvements on the Property and those relating to the potential obligation to indemnify CCI/Triad against any claims relating to environmental costs and liabilities associated with the Land or the Headquarters prior to the Contribution (as discussed in "The Tender Offer -- Certain Information Concerning the Company -- Assumption of Liabilities"); and

          (ix) The fact that the Offer from the Purchaser, when considered on a net basis, was higher than the firm offers received from all other potential acquirors received over an extended period.

     In considering the fairness of the Offer to unaffiliated shareholders, the Managers and the Purchaser gave primary consideration to factor (ix) above. They also gave consideration to factors (i) through (viii) in determining whether the Offer was fair. The Managers and the Purchaser did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its conclusions.

     The Offer is structured such that its consummation requires that there be tendered and not withdrawn prior to the Expiration Date that number of Shares, when combined with the Shares owned by RCBA and Mr. Blum as of the date hereof, as would constitute a majority of all outstanding Shares of the Company. The Minimum Condition requires that at least 7,841,904 Shares be tendered and not withdrawn by shareholders other than RCBA and Mr. Blum prior to the Expiration Date, representing approximately 39.8% of all outstanding Shares of the Company.

CERTAIN EFFECTS OF THE OFFER

     The Shares are currently registered under the Exchange Act. Upon consummation of the Offer, the Managers and the Purchaser intend to seek deregistration of the Shares under the Exchange Act upon application of the Company to the Commission, which application should be approved if the Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the Commission. Termination would also make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to
Section 14(a) of the Exchange Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities in compliance with Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If the Offer is consummated and the registration of the Shares has not been terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

     If consummated, the Offer and the subsequent Merger will result in an increase of the Purchaser's interest in the net book value of the Company by approximately $21.6 million or 89.8%, and an increase in the Purchaser's interest in the earnings (loss) of the Company for the year ended December 31, 1997 by approximately ($291,000) or 89.8%.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following summary discusses certain material U.S. federal income tax consequences of a sale of Shares pursuant to the Offer. The summary does not address all of the U.S. federal income tax consequences that may be relevant to a shareholder in light of such shareholder's particular tax situation or to shareholders that may be subject to special treatment under U.S. federal income tax laws (for example, dealers in securities, banks, insurance companies, subchapter S corporations, nonresident aliens, foreign corporations, tax exempt organizations, employee stock ownership plans, individual retirement and other tax-deferred accounts and persons who hold Shares as part of a hedge, who have otherwise hedged the risk of holding Shares or who hold the Shares a part of a straddle with other investments). In addition, the summary does not consider the effect of any foreign, state, local or other tax laws, or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations that may be applicable to particular shareholders. The summary is directed solely to shareholders who are "United States persons" as that term is defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code"), and it assumes that the Shares are held as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code.

     This summary is based upon the Code, the Treasury Regulations promulgated thereunder, Internal Revenue Service ("IRS") rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. No assurance can be given that the treatment described herein of cash payments pursuant to the Offer will be accepted by the IRS or, if challenged, by a court. Shareholders (including shareholders who do not tender their Shares) are urged to consult their own tax advisors with respect to the tax consequences to them, including the tax consequences under state, local, foreign and other laws, of tendering their Shares pursuant to the Offer.

     Tax Status of the Company. The Company has been structured to qualify as a partnership for U.S. federal income tax purposes, and it is assumed for purposes of this summary that the Company has met and continues to meet the requirements for partnership classification.

     Recognition of Gain or Loss. The receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction under the Code. A shareholder will generally recognize gain or loss on the exchange in the amount of the difference between the amount realized and the shareholder's adjusted basis in the tendered Shares. The amount realized will equal the amount of cash received by a shareholder plus the shareholder's allocable share of the Company's liabilities as of the date of the sale. Because a shareholder's adjusted basis also includes the shareholder's allocable share of the Company's liabilities, the gain or loss will generally equal the difference between the shareholder's adjusted equity basis (the shareholder's adjusted tax basis exclusive of that shareholder's allocable share of Company liabilities) and the amount of cash received. The adjusted equity basis of certain shareholders may be less than zero, in which case their recognized gain would exceed the amount of cash received.

     The precise amount of a shareholder's gain or loss on the sale of Shares pursuant to the Offer cannot be determined until after such sale is completed because the calculation of gain or loss requires a determination of the Company's liabilities as of the sale date and each shareholder's share of the Company's income, gain, loss, deduction, and credit for the taxable year in which the sale occurs. Following acceptance of the tendered Shares, shareholders will receive the information required to determine the adjusted basis of their Shares and their amount realized on the exchange. Shareholders should consult their tax advisors to determine the amount of gain or loss they would recognize upon the tender of their shares pursuant to the Offer.

     Character of Gain or Loss. Gain or loss on the exchange of Shares for cash pursuant to the Offer will be treated as capital gain or loss, except that gain or loss attributable to unrealized receivables (including depreciation recapture) or inventory items (including real property held for sale to customers) of the Company will be treated as ordinary gain or loss. The precise amount of a shareholder's income or loss that will be treated as ordinary income or loss cannot be determined until after the closing of the Offer because the activities of the Company will affect the amount of such ordinary income or loss. Following the closing of the Offer, shareholders will receive the information required to determine the amount of ordinary income or loss from the sale of their Shares.

     For certain noncorporate shareholders, including individuals, the rate of taxation of capital gain will depend upon (a) the shareholder's holding period for the Shares, and (b) the shareholder's marginal tax rate for ordinary income. If such noncorporate shareholders have not held their Shares for more than 18 months on the date they sell their Shares pursuant to the Offer, they will not qualify for the 20 percent capital gains rate; however, they will qualify for a 28 percent capital gains rate if they have held their Shares for more than 12 months but not more than 18 months. Any capital gain on Shares held by such shareholders for 12 months or less will be short term capital gain and will be subject to tax at the rates applicable to ordinary income.

     Passive Loss Rules. Shares in the Company should generally be treated as subject to the limitations of the passive loss rules, under which a shareholder's share of the Company's losses is deductible only against income from the Company. Thus, a shareholder's share of Company losses may in some cases be suspended until the shareholder disposes of his entire interest in the Company. Shareholders that sell all of their Shares pursuant to the Offer would be entitled to deduct against passive income from other investments as well as against nonpassive income (subject to ordering rules) passive losses from the Company that were suspended in 1997 or generated in 1998. Shareholders who tender only a portion of their Shares will not be permitted to deduct unused Company passive losses until they dispose of all of their Shares.

     "At Risk" and Basis Rules. Shareholders who recognize a net gain from the sale of all or a portion of their Shares pursuant to the Offer will be able to offset against and to the extent of such gain any losses from the Company that were previously disallowed because of the "at risk" or adjusted basis limitation. Shareholders who recognize a net loss on the exchange will necessarily have had sufficient basis in their Shares so that they would not have had suspended losses under the "at risk" limitation. Shareholders who tender only a portion of their Shares should consult their tax advisors to determine the extent to which they will be "at risk" or retain adjusted basis following the exchange.

     Possible "Bunching" of Income or Loss. Shareholders who have a taxable year other than the Company's taxable year may be required to include on their U.S. federal income tax returns for the taxable year that includes the closing date of the Offer their share of more than 12 months of the Company's income or loss if (a) they sell all of their Shares pursuant to the Offer, or (b) they do not sell all of their Shares and either (i) the Purchaser acquires 50 percent or more of the outstanding Shares pursuant to the Offer, or (ii) the Shares acquired by the Purchaser taken together with other Shares sold or exchanged within any 12 month period ending on or including the date of the closing of the Offer equal at least 50 percent of the outstanding Shares.

     Backup Withholding. Payments made to a shareholder tendering Shares pursuant to the Offer may be subject to backup withholding at a 31 percent rate. Backup withholding generally applies if the shareholder (a) fails to furnish such shareholder's social security number or other TIN, (b) furnishes an incorrect TIN, (c) is notified by the IRS that such shareholder has failed to properly report payments of interest or dividends, or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the shareholder has furnished a correct TIN and has not been notified by the IRS that such shareholder is subject to backup withholding. Exemptions are available for shareholders that are corporations and for certain foreign individuals and entities. A shareholder that does not furnish a required TIN may be subject to a penalty imposed by the IRS. For the measures required to avoid backup withholding, see "Tender Offer -- Procedures for Tendering Shares."

     If backup withholding applies to a payment to a shareholder, the amount withheld can be credited against the U.S. federal income tax liability of the person subject to backup withholding, provided that the required information is given to the IRS. If backup withholding results in overpayment of tax, a refund can be obtained by the shareholder upon filing an income tax return.

                                THE TENDER OFFER

1. TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn prior to the Expiration Date and not theretofore withdrawn in accordance with "The Tender Offer -- Withdrawal Rights". The term "Expiration Date" means 12:00 Midnight, New York City time, on Wednesday, April 29, 1998, unless and until the Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

     The Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, regardless of whether or not any of the events set forth in "Tender Offer -- Certain Conditions of the Offer" shall have occurred or shall have been determined by the Purchaser to have occurred, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and (ii) to amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's rights to terminate the Offer pursuant to "Tender Offer -- Certain Conditions of the Offer." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, WHETHER OR NOT THE PURCHASER EXERCISES ITS RIGHT TO EXTEND THE OFFER.

     If by 12:00 Midnight, New York City time, on Wednesday, April 29, 1998 (or any date or time then set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the applicable rules and regulations of the Commission, to (i) terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering shareholders, (ii) waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn,
(iii) extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (iv) amend the Offer.

     There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

     If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or is unable to pay for

Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in "Tender Offer-Withdrawal Rights." However, the ability of the Purchaser to delay the payment for Shares which the Purchaser has accepted for payment is limited by Rule 14e-l(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14(e)-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the terms or information. With respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to shareholders. If, prior to the Expiration Date, the Purchaser should decide to increase the price per Share being offered in the Offer, such increase will be applicable to all shareholders whose Shares are accepted for payment pursuant to the Offer.

     The Company has provided the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by Purchaser to record holders of Shares, and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. PROCEDURES FOR TENDERING SHARES

     Valid Tender. For a shareholder to validly tender Shares pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either certificates for tendered Shares ("Share Certificates") must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) received by the Depositary), in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures set forth below.

     Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at The Depository Trust Company and The Philadelphia Depository Trust Company (the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below), and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation."

     DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facilities' systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or Share Certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the Share Certificates surrendered, the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed as described above. See Instructions 1 and 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share Certificates are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected if all the following conditions are met:

          a. the tender is made by or through an Eligible Institution:

          b. a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

          c. the Share Certificates representing all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) Share Certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

     UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     The Purchaser's acceptance for payment of Shares validly tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     Appointment as Proxy. By executing a Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of the Purchaser as such shareholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares). All such proxies will be irrevocable and considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities in respect of any annual, special, adjourned or postponed meeting of the Company's shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of shareholders.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, the Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties.

     Backup Withholding. In order to avoid "backup withholding" of federal income tax on payments of cash pursuant to the Offer, a shareholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such shareholder is not subject to backup withholding. If a shareholder does not provide such shareholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such shareholder and the payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding of 31% of the amount of such payment. All shareholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Noncorporate foreign shareholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

3. WITHDRAWAL RIGHTS

     Tenders of Shares made pursuant to the Offer are irrevocable, except as otherwise provided in this Section 3. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. If the Purchaser extends the Offer, is delayed in its purchase of or payment for Shares or is unable to purchase or pay for Shares for any reason, then, without prejudice to the rights of the Purchaser hereunder, tendered Shares may be retained by the Depositary on behalf of the Purchaser and may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in this
Section 3.

     The reservation by the Purchaser of the right to delay the purchase of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to pay the consideration offered or return Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 2, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

     Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in "Tender Offer -- Procedures for Tendering Shares" at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. None of the Purchaser, the Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4. ACCEPTANCE FOR PAYMENT AND PAYMENT

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered and not properly withdrawn in accordance with "Tender Offer -- Withdrawal Rights" promptly after the Expiration Date. All questions as to the satisfaction of such terms and conditions will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. See "Tender Offer -- Terms of the Offer" and "-- Certain Conditions of the Offer."

The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law. See Section 15. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer).

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Share Certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (iii) any other documents required by the Letter of Transmittal. The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder pursuant to the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for validly tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. The Purchaser will pay any transfer taxes with respect to the transfer and sale to it or its order pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

     If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-l(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to exercise, and duly exercise, withdrawal rights as described in "Tender Offer -- Withdrawal Rights."

     If any tendered Shares are not purchased pursuant to the Offer for any reason, Share Certificates for any such unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in "Tender Offer -- Procedures for Tendering Shares," such Shares will be credited to an account maintained at the appropriate Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to the Managers, or to one or more direct or indirect wholly owned subsidiaries of the Managers, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5. PRICE RANGE OF SHARES; DISTRIBUTIONS ON THE SHARES

     The Shares are traded in the over-the-counter market and the bid and asked prices have been quoted under the symbol "TDPK." The following table sets forth, for each of the periods indicated (which periods are from the date of formation of the Company on February 10, 1997), the range of high and low bid quotations per Shares as quoted on the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions, as reported by the Company in its 1997 Form 10-KSB and as reported by Dow Jones News/Retrieval(R).

                                TRIAD PARK, LLC
                                 BID QUOTATIONS

                                                              HIGH      LOW
                                                              -----    -----
FISCAL YEAR ENDED DECEMBER 31, 1997:
  First Quarter (February 10 through March 31, 1997)........    *        *
  Second Quarter............................................    *        *
  Third Quarter (July 31 through September 30, 1997)........  $1.26    $0.75
  Fourth Quarter............................................  $1.30    $1.25
FISCAL YEAR ENDED DECEMBER 31, 1998:
  First Quarter.............................................  $1.80    $1.26

---------------

* No trading of Shares reported.

     On March 25, 1998, the last full trading day before the public announcement of RCBA's intention to commence a tender offer, the last reported bid price of the Shares was $1.58 per Share. On March 31, 1998, the last full trading day before commencement of the Offer, the last reported bid price of the Shares was $1.78 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     The Company has informed the Purchaser that it has never made any distributions on the Shares.

 6. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; EXCHANGE ACT
    REGISTRATION

     Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade in the over-the-counter market and could adversely affect the liquidity and market value of the remaining Shares held by the public. As of February 20, 1998, the Company had approximately 1,400 shareholders of record.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the Commission. Termination would also make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities in compliance with Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

7. CERTAIN INFORMATION CONCERNING THE COMPANY

     Properties. The Company's primary assets consist of three buildings and improvements (comprising 220,000 square feet) situated on approximately 15 acres of land in Triad Park, Livermore, California and 292 acres (as of December 31,
1997) of undeveloped land located in Triad Park. The Company's main objective is to liquidate its investment in the Property. Pending liquidation, the Company will own, operate, improve and maintain the Property.

     All of the buildings are of concrete tilt-up construction and were built in 1987. Building G is a two story office building containing approximately 70,986 square feet. Building K is a 74,064 square foot single story research and development building and Building F is a single story industrial flex building of 74,768 square feet. The office build-out in Buildings K and F is 90 percent and 40 percent, respectively. The Company's management believes that the Headquarters is adequately insured. There are 689 parking spaces associated with the Headquarters. The parking area is landscaped and the areas between the buildings are improved as open courtyards, fenced with iron gates for controlled access. Although the buildings were primarily designed for owner-occupancy, they were also designed to be flexible to allow multi-tenant occupancy.

     The 292 acres of vacant land is divided into land use categories of residential, industrial/office flex, retail and open space. The residential portion consists of three lots comprising approximately 28.1 useable acres. The industrial/office flex portion is divided into eight lots and contains approximately 103.7 acres. The retail/ commercial portion is divided into ten lots and contains approximately 35.9 useable acres. The total useable area for these lots is approximately 141 acres. In addition, there are two lots, one of approximately 112 acres designated for open space or agricultural use and one lot of 4.54 acres dedicated for transportation improvements. Finally, approximately 7.8 acres are to be developed as public roadways. Approximately half the required offsite improvements are in place, funded through a combination of assessment bonds and community facility bonds. The construction of the remaining offsite improvements are expected to be funded through additional community facility bonds. Several of the vacant land sites are in escrow and most of the remaining sites are subject to a first right of refusal contract.

     The Property is partially improved with infrastructure improvements, including curbs, gutters, storm drains and typical utilities. A community facilities bond issue was completed on March 24, 1997, the proceeds of which funded the reimbursement to the Company of $1,485,000 for completed infrastructure, created a $600,000 security fund for future infrastructure obligations, and will fund $3,700,000 for in-progress infrastructure improvements. In addition, there are $7,000,000 of new bonds which are planned to be sold in the future to fund the remaining improvements required for completion of Triad Park. The current cost estimates for the required improvements indicate that the community facilities bond funding limits should be adequate to cover the expenses of the remaining items of improvement. However, design and engineering is not complete and there is a significant possibility that the actual cost of the improvements may be greater than estimated and may exceed the bond funding limit. Any shortfall in the bond funding will be borne by the Company or by purchasers of lots, which may have an adverse impact on the value of the Land. The remaining required improvements are scheduled to be completed by 2000.

     Assumption of Liabilities. Pursuant to that certain Real Estate Distribution Agreement dated as of February 26, 1997 between Triad, 3055 Triad Dr. Corp., Management Corp. and the Company (the "Distribution Agreement"), Triad contributed to the Company certain of its real estate assets located in Livermore, California, consisting primarily of the Headquarters, subject to the existing first deed of trust, and the Land, subject to existing assessment bonds, and the right to certain refunds for infrastructure expenditures from the City of Livermore (the "Contribution"). In conjunction with the Contribution, the Company agreed in the Distribution Agreement to indemnify CCI/Triad against any claims relating to "Environmental Costs and Liabilities" associated with the Land or the Headquarters prior to the Contribution. These "Environmental Costs and Liabilities" include all costs, liabilities, losses, claims and expenses arising from or under any "environmental law." The term "environmental law" is defined to include any applicable law regulating or prohibiting releases into any part of the natural environment, or pertaining to the protection of natural resources, the environment and public and employee health and safety including, among other laws, the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act (RCRA), the Clean Water Act, the Clean Air Act, the Toxic Substances Control Act, and the Occupational Safety and Health Act, and any applicable state or local statutes.

     Subject to certain limitations, the Company also agreed in the Distribution Agreement to indemnify CCI/Triad against certain taxes arising from, or relating to, among other things, any sale of the Property after October 17, 1996, the Company, the formation of the Company, the transfer by Triad or any affiliate of Triad of the Property to the Company, the assumption or refinancing of any liabilities with respect to the Property and the sale, exchange or distribution of interests in the Company by CCI/Triad.

     Certain Financial Information. The ratio of earnings to fixed charges for the Company for the fiscal year ended December 31, 1997 was 0.79. The net book value per Share for the fiscal year ended December 31, 1997 was approximately $1.22. The audited financial statements of the Company for the fiscal years ended December 31, 1997 are attached as Annex I to the Offer to Purchase.

     Certain Interests in the Shares. The following sets forth certain information, as of December 31, 1997, regarding the beneficial ownership, if any, of Shares by (i) each member of the Company's Advisory Board, (ii) each executive officer of the Company, (iii) the Purchaser, RCBA or RCBA, Inc., (iv) any associates or majority-owned subsidiaries of the Purchaser, RCBA or RCBA, Inc. and (v) any pension, profit-sharing or similar plan of the Company or an affiliate thereof. For purposes of this table, beneficial ownership of securities is defined in accordance with the rules of the Commission and means generally the power to vote or dispose of securities, regardless of any economic interest therein.

           NAME AND ADDRESS OF              AMOUNT AND NATURE OF SHARES    PERCENTAGE OF SHARES
           BENEFICIAL OWNER(1)                  BENEFICIALLY OWNED          BENEFICIALLY OWNED
           -------------------              ---------------------------    --------------------
Richard C. Blum...........................           2,012,158(2)                  10.2%
  909 Montgomery Street, Suite 400
  San Francisco, CA 94133

James R. Porter...........................             828,664                      4.2%
  3055 Triad Drive
  Livermore, CA 94550

William W. Stevens........................             324,154(3)                   1.6%
  3055 Triad Drive
  Livermore, CA 94550

3055 Management Corp......................             199,072(4)                   1.0%
  3055 Triad Drive
  Livermore, CA 94550

Stanley F. Marquis........................             136,824                      0.7%
  3055 Triad Drive
  Livermore, CA 94550

Larry D. McReynolds.......................              19,317                      0.1%
  3055 Triad Drive
  Livermore, CA 94550

---------------

(1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them, subject to community property laws, where applicable.

(2) Richard C. Blum is a controlling person and Chairman of Richard C. Blum & Associates, Inc. ("RCBA, Inc."), which is the general partner of Richard Blum & Associates L.P. ("RCBA"). These Shares are directly owned by three limited partnerships for which RCBA is the general partner (BK Capital Partners II, 111,111 Shares; BK Capital Partners III, 500,000 Shares; and BK Capital Partners IV, 1,387,047 Shares). Mr. Blum disclaims beneficial ownership of these securities except to the extent of his pecuniary interest thereof.

(3) Includes 324,154 Shares held as tenant-in-common with Virda J. Stevens.

(4) In addition to the totals shown in the above table, Messrs. Porter and Stevens are deemed to be the beneficial owners of 199,072 Shares by virtue of their respective 50% equity ownership in 3055 Management Corp.

     Except as described in this Offer to Purchase, none of the Purchaser, RCBA, RCBA, Inc. or Pell or, to the best of their knowledge, any of the persons listed in the table above, has effected any transaction of the Shares during the last 60 days.

     Except as described below in the Offer to Purchase none of the Purchaser, RCBA, or RCBA, Inc., has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies.

     Headquarters. The principal executive office of the Company is located at 3055 Triad Drive, Livermore, California 94550.

     Available Information. The Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 400 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at its Washington, D.C. address at prescribed rates. Such material also can be reviewed through the Commission's Electronic Data Gathering, Analysis and Retrieval System, which is publicly available through the Commission's Web site, http://www.sec.gov.

     Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the commission and other publicly available information. Although the Purchaser and the Managers do not have any knowledge that any such information is untrue, neither the Purchaser nor the Managers take any responsibility for the accuracy or completeness of such information or for any failures by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

8. CERTAIN INFORMATION CONCERNING THE PURCHASER AND THE MANAGERS

     The Purchaser is a Delaware limited liability company which was organized to acquire the Company and has not conducted any unrelated activities since its organization. The Purchaser's principal executive office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA is currently the manager of the Purchaser. It is anticipated that upon successful completion of the Offer, Pell will be appointed as a manager of the Purchaser and the Purchaser will be managed by both RCBA and Pell. While RCBA previously believed and reported to the Commission that the Purchaser would be jointly controlled by RCBA and Westmark Realty Advisors L.L.C. ("Westmark"), an indirect wholly-owned subsidiary of CB Commercial Real Estate Services Group, Inc. ("CBC"), Westmark and CBC are no longer involved in the present transaction.

     RCBA is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA is a registered investment adviser with the Commission. The sole general partner of RCBA is RCBA, Inc. RCBA, Inc. is in turn controlled, for purposes of the federal securities laws, by Richard C. Blum, the Chairman and a substantial shareholder of RCBA, Inc. The principal executive office of RCBA is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133.

     Pell is a California sole proprietorship. Its principal executive office is located at 100 Smith Ranch Road, Suite 325, San Rafael, California 94903. Pell is co-owned by Joseph Pell and Eda Pell.

     During the past five years, none of the Purchaser, RCBA, RCBA, Inc., or Pell has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Additional information about the Management of the Company, RCBA, RCBA, Inc. and Pell is attached as Schedule I.

9. SOURCE AND AMOUNT OF FUNDS

     The total amount of funds required to purchase all of the Shares pursuant to the Offer is estimated to be $31,852,737. The Purchaser has received, from various investors, all funds necessary to purchase all of the Shares pursuant to this Offer (with the exception of the amount needed to cover the increase in the Offer Price from $1.74 to $1.80) and is not borrowing any funds to purchase such Shares. In addition, the Purchaser has commitments necessary to fund the amount needed as a result of the Offer Price increase to $1.80 per share (approximately, $1.2 million).

     The estimated costs and fees of the Purchaser in connection with the Offer shall be $258,371. The Purchaser will finance these fees and expenses with capital contributions received from investors and does not intend to borrow any funds to cover such fees and expenses. The Purchaser will be responsible for the payment of all fees and expenses connected with the Offer.

10. DISTRIBUTIONS

     If the Company should (a) split, combine or otherwise change the Shares or its capitalization, (b) acquire or otherwise cause a reduction in the number of outstanding Shares or other securities or (c) issue or sell additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire any of the foregoing, then, subject to the provisions of
Section 14, Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the Offer Price and other terms of the Offer, including without limitation, the number or type of securities offered to be purchased.

     If, on or after April 1, 1998, the Company expects to allocate, declare or pay any distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to Purchase, or their nominees or transferees on the Company's stock transfer records, then, subject to the provisions of "Tender Offer -- Certain Conditions of the Offer," (a) the Offer Price may, in the sole discretion of Purchaser, be reduced by the amount of any such cash distribution and (b) the whole of any such noncash distribution or issuance to be received by the tendering stockholders will (i) be received and held by the tendering stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (ii) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by Purchaser in its sole discretion.

11. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l (c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered securities promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, may terminate or amend the Offer, if (i) the Minimum Condition shall not have been satisfied, (ii) the Company shall not have timely redeemed its rights agreement (the "Rights Plan"), in accordance with the terms and conditions of the Rights Plan or waived the applicability of the Rights Plan to the Offer in accordance with the terms and conditions of the Rights Plan,
(iii) the Company shall not have terminated the TKG Merger Agreement, (iv) the Transfer Agent (as such term is defined in the Company's limited liability company agreement) shall not have received, or the Company and the Transfer Agent shall not have accepted, all of the Transfer Applications (as such term is defined in the Company's limited liability company agreement) with respect to all Shares tendered in the Offer or shall not have recognized the transfer of the Shares to the Purchaser, or (v) at any time on or after commencement of the Offer and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists or shall be deemed by Purchaser to exist or any of the following events shall occur or be deemed by Purchaser to have occurred:

          (a) there shall be threatened, instituted or pending any action, proceeding, application or counterclaim by any government or governmental, regulatory or administrative authority or agency, domestic, foreign or supranational (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i) (A) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise directly or indirectly restrain or prohibit, or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, in addition to those required by U.S. federal securities laws (each as in effect on the date of this Offer to Purchase), in connection with the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by Purchaser, the Managers or any other affiliate of the Managers, (B) seeking to obtain material damages or
     (c) otherwise directly or indirectly relating to the Offer, (ii) seeking to prohibit the ownership or operation by Purchaser, the Managers or any other affiliate of the Managers of all or any portion of the Shares or of the business or assets of Purchaser, the Managers or any other affiliate of the Managers or to compel Purchaser, the Managers or any other affiliate of the Managers to dispose of or hold separate the Shares or all or any portion of the business or assets of Purchaser, the Managers or any other affiliate of the Managers or seeking to impose any limitation on the ability of Purchaser, the Managers or any other affiliate of the Managers to conduct such business or own such assets, (iii) seeking to impose or confirm limitations on the ability of Purchaser, the Managers or any other affiliate of the Managers effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser, the Managers or any other affiliate of the Managers on all matters properly presented to the Company's shareholders,
     (iv) seeking to require divestiture by Purchaser, the Managers or any other affiliate of the Managers of any Shares, (v) seeking any material diminution in the benefits expected to be derived by Purchaser, the Managers or any other affiliate of the Managers as a result of the Offer, or (vi) otherwise directly or indirectly relating to the Offer or which otherwise, in the sole judgment of Purchaser, might materially adversely affect the Company or Purchaser, the Managers or any other affiliate of the Managers or the value of the Shares;

          (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) the Purchaser, the Managers or any other affiliate of the Managers or the Company or (ii) the Offer by any government, legislative body or court, or Governmental Entity, that, in the sole judgment of Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (a) above;

          (c) there shall have occurred any change (or any condition, event or development that, insofar as reasonably can be foreseen, is reasonably likely to result in any change) in the business, properties, assets, liabilities, capitalization, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company that, individually or in the aggregate with any other such changes, in the sole judgment of the Purchaser, is or may be materially adverse to the business, properties, financial condition or results of operations of the Company, or the Purchaser shall have become aware of any facts that, in the sole judgment of the Purchaser, have or may have material adverse significance with respect to either the value of the Company or the value of the Shares to the Purchaser;

          (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States,
     (iii) any material change in United States currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity on, or other event that, in the sole judgment of Purchaser, might affect the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (e) the Company shall have (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares, shares of any other class of the Company, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing,
     (iv) allocated, declared or paid, or proposed to allocate, declare or pay, any distribution, whether payable in cash, securities or other property, on or with respect to any shares of the Company, (v) altered or proposed to alter any material term of any outstanding security, (vi) authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any release or relinquishment of any material contractual or other right of the Company, or (vii) amended or authorized or proposed any amendment to, the Company's Limited Liability Company Agreement or By Laws, or Purchaser shall become aware that the Company shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to the date hereof;

          (f) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or Purchaser shall have otherwise learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the Commission prior to April 1, 1998, (ii) any such person, entity or group that prior to April 1, 1998, had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), (iii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person, other than the Purchaser, if not filed prior to the date hereof, shall have filed a

     Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any assets or subsidiaries of the Company;

          (g) any approval, permit, authorization or consent of any Governmental Entity (including those described or referred to in "The Tender
     Offer -- Certain Legal Matters") shall not have been obtained on terms satisfactory to Purchaser in its sole discretion; or

          (h) Purchaser shall have reached an agreement or understanding with the Company providing for termination of the Offer;

which, in the sole judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Purchaser, the Managers or any other affiliate of the Managers) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of Purchaser and the Managers and may be asserted by Purchaser and the Managers regardless of the circumstances giving rise to any such condition or may be waived by Purchaser and the Managers in whole or in part at any time and from time to time in its sole discretion. The failure by Purchaser and the Managers at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Purchaser concerning the events described in this Section 15 will be final and binding upon all parties.

12. CERTAIN LEGAL MATTERS

     General. Except as otherwise disclosed herein, based on a review of publicly available information filed by the Company with the Commission and discussions of representatives of the Managers with representatives of the Company, neither the Company nor the Purchaser is aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or (ii) any approval or other action, by any governmental, administrative or regulatory agency or authority, domestic, foreign or supranational, that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required or desirable, the Purchaser currently contemplates that such approval or action would be sought, except as described below under "State Takeover Laws." While the Purchaser does not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, the Purchaser or the Managers or that certain parts of the businesses of the Company, the Purchaser or the Managers might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See "Tender Offer -- Certain Conditions of the Offer."

     State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

     The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, The Purchaser might be unable to accept for payment or pay for the Shares tendered pursuant to the offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See "Tender Offer -- Certain Conditions of the Offer."

     Antitrust. The Purchaser believes that the Hart-Scott-Rodino Antitrust Act (the "HSR Act") is inapplicable to the Offer in light of Rule 802.2 of the Rules, Regulations, Statements and Interpretations Under the HSR Act (16 C.F.R. sec. 802.2), which exempts the acquisition of certain types of real property assets. If the provisions of the HSR Act were applicable to the Offer, the acquisition of Shares under the Offer could be consummated only following the expiration of a 15-calendar day waiting period following the filing by the Purchaser of a Notification and Report Form with respect to the Offer, unless the Purchaser received a request for additional information or documentary material from the Antitrust Division or the FTC or early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requested additional information or material from the Purchaser concerning the Offer, the waiting period would be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by the Purchaser with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the Purchaser. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after Purchaser's acquisition of the Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of the Shares acquired by Purchaser. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

     Proceedings Involving TKG and the Company. On March 16, 1998, TKG filed a complaint in the Court of Chancery of the State of Delaware against the Company seeking a temporary restraining order enjoining the Company from taking any action to terminate the TKG Merger Agreement and from taking any action to "frustrate the right of the shareholders of [the Company] from considering and voting upon the Merger Agreement" at the impending March 25th meeting of the Company's shareholders.

     In its complaint, TKG alleged that a breach by the Company of the TKG Merger Agreement was imminent. The Company had notified TKG that it had received a "Superior Proposal" (as defined in the TKG Merger Agreement) from RCBA. Under the TKG Merger Agreement, the receipt of a "Superior Proposal" could, in certain circumstances, give the Company the right to terminate the agreement. TKG alleged that RCBA's bid was not a "Superior Proposal" because of uncertainties with regard to financing and timing of payments. In addition, TKG alleged that, even if RCBA's bid were a "Superior Proposal," the Company could not properly terminate the TKG Merger Agreement since it did not have the funds necessary to pay the related termination fee and had not made "irrevocable arrangements" to assure such payment, as required by the TKG Merger Agreement.

     On March 17, 1998, the Court granted the requested injunction. The Court ordered the Company, its Advisory Board members, directors, officers, agents, employees and attorneys to "facilitate a decision by share holders of [the Company] to approve or reject" the TKG Merger Agreement and enjoined such persons (and any persons in active concert or participating with the Company) from canceling the impending shareholders' meeting or postponing it beyond March 28, 1998. The Court also enjoined such persons from taking any steps to terminate the TKG Merger Agreement based on the relevant proposals received by the Company from RCBA and ordered the Company to inform its shareholders of the Court's ruling and of certain correspondence that had occurred between each of RCBA and TKG and the Company.

     Pursuant to the Order, the Company held the shareholders' meeting on March 28, 1998, at which a majority of the shareholders of the Company voted against the proposed TKG Merger Agreement.

     On March 26, 1998, TKG had filed a substantively similar complaint against the Company in the United States District Court for the Northern District of California. The Court issued an order on March 27, 1998, refusing to require RCBA to withdraw its merger offer and refusing to enjoin RCBA from engaging in further efforts to advance merger offers with the Company. However, the Court required the Company to supplement certain of its disclosures under the federal securities laws with information regarding transactions in the Company's securities and financing for their offer.

     Proceedings Involving TKG and RCBA. On March 17, 1998, TKG sued Mr. Blum, RCBA, RCBA, Inc. and the Purchaser in the United States District Court for the Northern District of California. TKG's complaint claimed that the defendants had violated the Williams Act by failing to disclose certain information concerning the offer made to Triad Park's Advisory Board on March 13, 1998. Shortly after filing the complaint, TKG moved for a temporary restraining order, for an order to show cause why a preliminary injunction should not issue pending trial, and for permission to conduct expedited discovery. The defendants opposed the TKG requests on many grounds including the fact that the defendants had amended their filings under the federal securities laws to disclose the information requested by TKG (whether or not required by the federal securities laws). On March 26, 1998, the United States District Court granted in part TKG's request for a temporary restraining order and denied all other requests made by TKG. The United States District Court ordered the defendants to make certain information available no later than March 27, 1998. The defendants complied with the Court order by issuing a press release on March 26 and by taking other actions required by the Court. The defendants have also answered TKG's complaint, denying all material allegations of wrong-doing. It is unknown at this time whether TKG will continue to pursue this lawsuit. The defendants believe the lawsuit is without merit.

13. FEES AND EXPENSES

     Georgeson & Company Inc. has been retained by the Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. The Purchaser will pay the Information Agent reasonable and customary compensation for all such services in addition to reimbursing the Information Agent for reasonable out-of-pocket expenses in connection therewith. The Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including, without limitation, certain liabilities under the U.S. federal securities laws.

     Harris Trust Company of New York has been retained as the Depositary. The Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including, without limitation, certain liabilities under the federal securities laws.

     Neither Purchaser nor the Managers will pay any fees or commissions to any brokers, dealers and other persons (other than the Information Agent) in connection with the solicitation of tenders of Shares of their clients pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding offering materials to their clients.

     The estimated costs and fees of the Purchaser in connection with the Offer are as follows:

Legal Fees..................................................  $150,000
Printing and Mailing Expenses...............................  $ 50,000
Filing Fees.................................................  $  6,371
Depository Fees.............................................  $ 20,000
Information Agent Fees......................................  $ 12,000
Miscellaneous...............................................  $ 20,000
          TOTAL.............................................  $258,371

14. MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue-sky or other laws of such jurisdiction. Neither the Purchaser nor the Managers is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. If the Purchaser or the Managers becomes aware of any jurisdiction where the making of the Offer or the tender of Shares is not in compliance with any applicable law, the Purchaser will make a good faith effort to comply with such law. If, after such good faith effort, the Purchaser cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. To the extent the Purchaser becomes aware of any state law that would limit the class of offerees in the Offer, the Purchaser may amend the Offer and, depending on the timing of such amendment, if any, may extend the Offer to provide adequate dissemination of such information to such holders of Shares prior to the expiration of the Offer. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

15. ADDITIONAL INFORMATION

     This Tender Offer Statement contains information disclosed pursuant to Rule 13e-3 under the Exchange Act, which governs so-called "going private" transactions by certain issuers and their affiliates. At the time the Company and RCBA entered into the RCBA Merger Agreement, RCBA owned 1,998,158 Shares which represented approximately 10.1% of the voting power of the Company's Shares. This Tender Offer Statement does not contain all of the information set forth in the Rule 13e-3 Transaction Statement filed concurrently with the Offer (the "Schedule 13e-3"), parts of which are omitted in accordance with the regulations of the Commission.

     In addition, the Purchaser and the Managers have filed with the Commission a Schedule 14d-1 (the ("Schedule 14d-1") pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the offer, and may file amendments thereto.

     The Schedule 13e-3 and Schedule 14d-1, and any amendments thereto, including exhibits filed as part thereof, will be available for inspection and copying at the offices of the Commission set forth above.

                                            TPL ACQUISITION, LLC

April 1, 1998

                                   SCHEDULE I

              MANAGEMENT OF THE COMPANY, RCBA, RCBA, INC. AND PELL

     Certain information concerning the directors and executive officers of the Company, RCBA, RCBA, Inc. and Pell is set forth below. Unless otherwise indicated, each such person is a citizen of the United States and the address of each such person is that of the Company, RCBA, RCBA, Inc or Pell, as the case may be.

                                  THE COMPANY

     The names and principal occupations and employment history for the past five years of the members of the Advisory Board and executive officers of the Company, and the Board of Directors and executive officers of the Management Corp. are set forth below.

     James R. Porter has been a member of the Company's Advisory Board since the Company's inception in February, 1997, and has been a director and Vice President of the Management Corp. since its inception in February, 1997. He is Chairman of the Board of CCI/Triad. He was President and Chief Executive Officer of Triad from September, 1985 until its merger with Cooperative Computing, Inc. in February, 1997. He is also a director of Silicon Valley Bank, Brock International, Inc. and Cellular Technical Services, Inc.

     William W. Stevens has been a member of the Company's Advisory Board since the Company's inception in February, 1997, and has been a director and Chairman of the Management Corp. since its inception in February, 1997. He was Chairman of the Board of Triad from 1972 until its merger with Cooperative Computing, Inc. in February, 1997. He is the founder of Triad and was its President and Chief Executive Officer from its inception until September, 1985.

     Stanley F. Marquis has been a member of the Company's Advisory Board since the Company's inception in February, 1997. He was President of Triad Systems Financial Corporation from August, 1983 until June 30, 1997. Mr. Marquis was also Treasurer of Triad from September, 1987 until June 30, 1997, and was its Vice President, Finance from December, 1994 until March, 1997.

     Martin W. Inderbitzen has been a member of the Company's Advisory Board since March, 1997. He has been a member of the State Bar of California since 1976, maintaining a private general civil law practice since that time. His practice has emphasized land use entitlement and zoning work almost exclusively for the past ten years.

     Larry D. McReynolds has been the President of the Company since its inception in February, 1997. He joined Triad in September, 1984 as its Manager, Facilities and became Manager, Real Estate and Facilities in June, 1992. In July, 1994 he also assumed responsibility for Triad's Office Services. He is currently employed in similar capacities for CCI/Triad.

                            RCBA AND ITS AFFILIATES

     RCBA. The names and principal occupations and employment history for the past five years of the directors and executive officers of RCBA are set forth below.

     Richard C. Blum has been President and Chairman of RCBA since 1994 and has been President and Chairman of RCBA, Inc. since 1985.

     Nils Colin Lind has been Managing Director of RCBA since 1994 and has been Managing Director of RCBA, Inc. since 1987. Mr. Lind is a Norwegian citizen.

     Jeffrey W. Ubben has been Managing Director of Investments of RCBA since April, 1995. Prior to that, he was a portfolio manager for Fidelity Management and Research Company from March 1991 until March 1995.

     William C. Johnston has been Managing Director of Investments of RCBA since August, 1997. Prior to that, he was a Managing Director of APAC Holdings Ltd., a direct investment firm in Hong Kong, from 1991 until July 1997.

     John C. Walker has been a Managing Director of RCBA since April 1997. Prior to that, he held various positions with Pexco Holdings, Inc. from October 1992 until March 1997.

     Murray A. Indick has been Managing Director and General Counsel of RCBA since April 1997. He was a partner with the law firm of Dechert Price & Rhoads from December 1996 until March 1997. He was with the law firm of Wilmer, Cutler & Pickering from November 1985 to March 1992 and from September 1993 until November 1996, and was Deputy General Counsel of First American Bankshares from April 1992 until August 1993.

     George F. Hamel, Jr. has been Managing Director of Marketing of RCBA since April 1996. He was Vice President of Private Capital Management, Inc. from March 1992 until March 1996.

     Marc T. Scholvinck has been Managing Director and Chief Financial Officer of RCBA since March 1996. He was Vice President and Controller of RCBA from November 1995 until March 1996, and was Director of Finance and Controller of RCBA Inc. from January 1994 until November 1995, positions he also held with RCBA Inc. from August 1991 until March 1993. He was a self-employed financial consultant from March 1993 until December 1993 and served as Financial Director of Leopard Rock Hotel (Pty) Ltd. during that period.

     Thomas L. Kempner has been a Director of RCBA, Inc. since May 1985. He has been Chairman of Loeb Partners Corp. since December 1979.

     RCBA, INC. The names and, unless already set forth under "-- RCBA" above, the principal occupations and employment history for the past five years of the directors and executive officers of RCBA, Inc. are set forth below.

     Richard C. Blum, President, Chairman and Director. Mr. Blum is the majority shareholder of RCBA, Inc.

     Nils Colin Lind, Managing Director and Director.

     Jeffrey W. Ubben, Managing Director of Investments.

     Murray A. Indick, Managing Director, General Counsel and Secretary.

     George F. Hamel, Jr., Managing Director of Marketing.

     Marc T. Scholvinck, Managing Director and Chief Financial Officer.

     Thomas L. Kempner, Director.

                                      PELL

     The names and principal occupations and employment history for the past five years of the co-owners of Pell are set forth below.

     Eda Pell has been co-owner of Pell for at least the past five years.

     Joseph Pell has been co-owner of Pell for at least the past five years.

                                    ANNEX I

                           FORM 10-KSB OF THE COMPANY

================================================================================

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-KSB

[X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

            FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997.

                                       OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934.

                         COMMISSION FILE NUMBER 0-22343

                                TRIAD PARK, LLC
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                        DELAWARE                                                94-3264115
     (STATE OR OTHER JURISDICTION OF INCORPORATION                            (IRS EMPLOYER
                    OR ORGANIZATION)                                       IDENTIFICATION NO.)

                    3055 TRIAD DRIVE
                     LIVERMORE, CA                                                94550
        (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                                (ZIP CODE)

     Registrant's telephone number, including area code: (510) 449-0606

     Securities registered under Section 12(b) of the Exchange Act: None

     Securities registered under Section 12(g) of the Exchange Act: Membership Interests, no par value

                                (Title of Class)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

     Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

     The issuer's revenues for its most recent fiscal year were $4,176,000.

     The aggregate market value of the voting stock held by non-affiliates of the registrant as of March 6, 1998 was $25,900,694 (computed by reference to the average bid and asked prices of such stock on March 6, 1998 as reported in the over-the-counter market.)

     As of December 31, 1997, the registrant had outstanding 19,708,123 membership interests ("shares") with no par value.
================================================================================

                                     PART I

ITEM 1.  DESCRIPTION OF THE BUSINESS

  SUMMARY

     The Company was formed on February 10, 1997. The Company's manager is 3055 Management Corp., a California corporation ("Management Corp."). The Company's primary assets consist of three buildings and improvements (comprising 220,000 square feet) situated on approximately 15 acres of land in Triad Park, Livermore, California (the "Headquarters") and 292 acres of undeveloped land located in Triad Park (the "Land", the Land and the Headquarters, collectively the "Property"). The Company was formed to liquidate its investment in the Property. In the absence of any liquidation, the Company's principal business has been to own, operate, improve and maintain the Property.

  HISTORY

     Prior to the Company's formation, the real estate assets now owned by the company were owned by Triad Systems Corporation, a Delaware corporation ("Triad") and its wholly-owned subsidiary, 3055 Triad Dr. Corp, a California corporation ("3055 Triad Dr. Corp"). 3055 Triad Dr. Corp. was the owner of the Headquarters as well as a certain portion of the Land, and Triad was the owner of the remainder of the Land.

     On October 23, 1996, Cooperative Computing, Inc., a Texas corporation ("CCI"), through a wholly owned subsidiary, commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock of Triad. The Offer contemplated that, among other things, certain real property assets of Triad and 3055 Triad Dr. Corp. would be spun off to the shareholders of Triad in a dividend to be declared prior to the consummation of the Offer. The dividend was declared on February 26, 1997.

     The Company was organized under the laws of the State of Delaware as a limited liability company on February 10, 1997 as a spin-off of Triad. At the time of the formation of the Company, 3055 Triad Dr. Corp., the owner of the Headquarters, was merged with and into Triad, with Triad being the surviving corporation. On February 27, 1997, the offer was consummated, CCI merged with Triad, and Triad became known as Cooperative Computing, Inc., a Delaware corporation, aka CCI/Triad ("CCI/Triad").

  BUSINESS OF THE COMPANY

     The Company's shares are owned 99% by the former shareholders of Triad and 1% by Management Corp. The Management Corp is the exclusive operator of the Company's business except that certain actions require the approval of its Advisory Board (the "Advisory Board"). The members of the Company's Advisory Board are Stanley F. Marquis, James R. Porter, William W. Stevens and Martin W. Inderbitzen. Information regarding each member may be found under Part III, Item 9.

     The Company's main objective is to liquidate its investment in the Property. In the meantime, the Company will own, operate improve and maintain the Property. The Company may enter into joint ventures with third parties for the purpose of disposing of the Property if the Advisory Board determines that such arrangements are appropriate to the purposes of the Company.

     There can be no assurance that the Company will be successful in its efforts to dispose of the Property or that the Company will realize a profit from its activities. The Company will be subject to all of the market forces which impact the ownership and operation of real property, including market supply and demand, interest rates, local, regional and national economic conditions, local land use policies and restrictions, construction costs, competition from other sellers and landlords, and the effects of inflation. The Company is unable to predict the amount of time it will take to completely dispose of the Property and wind up the Company.

ITEM 2.  DESCRIPTION OF PROPERTY:

     Pursuant to the certain Real Estate Distribution Agreement dated as of February 26, 1997 between Triad, 3055 Triad Dr. Corp., Management Corp. and the Company (the "Distribution Agreement"), Triad contributed to the Company certain of its real estate assets located in Livermore, California, consisting primarily of the Headquarters, subject to the existing first deed of trust, and the Land, subject to existing assessment bonds, and the right to certain refunds for infrastructure expenditures from the City of Livermore (the "Contribution").

     In conjunction with the Contribution, the Company agreed in the Distribution Agreement to indemnify CCI/Triad against any claims relating to "Environmental Costs and Liabilities" include all costs, liabilities, losses, claims and expenses arising from or under any environmental law." The term "environmental law" is defined to include any applicable law regulating or prohibiting releases into any part of the natural environment, or pertaining to the protection of natural resources, the environment and public and employee health and safety including, among other laws, the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act (RCRA), the Clean Water Act, the Clean Air Act, the Toxic Substances Control Act, and the Occupational Safety and Health Act, and any applicable state or local statutes.

     Subject to certain limitations, the Company also agreed in the Distribution Agreement to indemnify CCI/Triad against certain taxes arising from, or relating to, among other things, any sale of the Property after October 17, 1996, the Company, the formation of the Company, the transfer by Triad or any affiliate of Triad of the Property to the Company, the assumption or refinancing of any liabilities with respect to the Property and the sale, exchange or distribution of interests in the Company by CCI/Triad.

     As of December 31, 1997, the Property consisted of approximately 292 acres of unimproved land and the 220,000 (approximate) square feet of office space contained in three separate buildings situated on 15 acres of land occupied by CCI/Triad. The Property is located on the north side of Interstate 580 in the city of Livermore, California. The City of Livermore is located approximately 40 miles southeast of San Francisco.

     All of the buildings are of concrete tilt-up construction and were built in 1987. Building G is a two story office building containing approximately 70,986 square feet. Building K is a 74,064 square foot single story research and development building and Building F is a single story industrial flex building of 74,768 square feet. The office build-out in Buildings K and F is 90 percent and 40 percent, respectively. The Company's management believes that the Headquarters is adequately insured. There are 689 parking spaces associated with the Headquarters. The parking area is landscaped and the areas between the buildings are improved as open courtyards, fenced with iron gates for controlled access. Although the buildings were primarily designed for owner occupancy, they were also designed to be flexible to allow multi-tenant occupancy.

     The 292 acres of vacant land is divided into land use categories of residential, industrial/office flex, retail and open space. The residential portion consists of three lots comprising approximately 28.1 useable acres. The industrial/office flex portion is divided into six lots and contains approximately 103.7 acres. The retail/commercial portion is divided into ten lots and contains approximately 35.9 useable acres. The total useable area for these lots is approximately 141 acres. In addition, there are two lots, one of approximately 112 acres designated for open space or agricultural use and one lot of 4.54 acres dedicated for transportation improvements. Finally, approximately 7.8 acres are to be developed as public roadways. Approximately half the required offsite improvements are in place, funded through a combination of assessment bonds and community facility bonds. The construction of the remaining offsite improvements are expected to be funded through additional community facility bonds, as further described below in the final paragraph of this section. Several of the vacant land sites are in escrow and most of the remaining sites are subject to a first right of refusal contract.

     Two residential lots, comprising 19.4 acres, are in escrow to be sold to a single purchaser for a total price of $2,900,000 plus current assessments and up to approximately $1,500,000 of future assessments on these lots and an adjacent lot. This transaction is subject to the satisfaction of several material conditions, and the closing is not assured.

     One 19.3 acre lot is subject to a seven day right of first offer held by Lincoln Property Co., starting at $3.99 per square foot and increasing 5% per year, plus assessments. In addition, Lincoln Property Co. has the right of first offer on 8 lots plus the above mentioned lot.

     The Livermore City Council by resolution has accepted the offer to dedicate the 4.54 acre parcel for transportation improvements. Thus, once the dedication is complete the Company will own approximately 287.5 acres of unimproved land.

     The Property is partially improved with infrastructure improvements, including curbs, gutters, storm drains and typical utilities. A community facilities bond issue was completed on March 24, 1997, the proceeds of which funded the reimbursement to the Company of $1,485,000 for completed infrastructure, created a $600,000 security fund for future infrastructure obligations, and will fund $3,700,000 for in-progress infrastructure improvements. In addition, there are $7,000,000 of new bonds which are planned to be sold in the future to fund the remaining improvements required for completion of Triad Park. The current cost estimates for the required improvements indicate that the community facilities bond funding limits should be adequate to cover the expenses of the remaining items of improvement. However, design and engineering is not complete and there is a significant possibility that the actual cost of the improvements may be greater than estimated and may exceed the bond funding limit. Any shortfall in the bond funding will be borne by the Company or by purchasers of lots, which may have an adverse impact on the value of the Land. The remaining required improvements are scheduled to be completed by 2000.

ITEM 3.  LEGAL PROCEEDINGS

     The Company was not a party to any lawsuit during the reporting period.

     On Monday, March 16, 1998, TKG Acquisition Company, LLC ("TKG Acquisition") filed suit against the Company in the Delaware Court of Chancery (the "Court"). The lawsuit was related to the Company's attempt to terminate the merger agreement between the company, TKG Acquisition, LLC and its sole and managing member, The Kontrabecki Group, Inc. ("TKG") dated February 1, 1998 (the "Merger Agreement"). In its suit, TKG Acquisition sought an order: (i) temporarily, preliminarily and permanently enjoining the Company from taking any action to terminate the Merger Agreement based on a new acquisition proposal the Company received from Richard C. Blum & Associates, L.P. ("RCBA"), (ii) temporarily, preliminarily and permanently enjoining the Company from taking any action to frustrate the right of the company's shareholders from considering and voting upon the Merger Agreement at a scheduled March 25, 1998, shareholders' meeting and (iii) specifically enforcing all of the terms and conditions fo the Merger agreement. TKG argued, among other things, that RCBA's financing is not fully committed and therefore the RCBA proposal cannot be considered a "Superior Proposal" (as defined in the Merger Agreement) because the language of Section 7.6(d) states that a Superior Proposal is one "for which financing, to the extent required, is then committed."

     On Tuesday, March 17, 1998, the Court held a telephonic conference call regarding TKG's motion for a temporary restraining order. The Court granted TKG's request for a temporary restraining order on the basis that TKG had presented a "colorable claim" that the RCBA proposal did not constitute (i) a Superior Proposal, and (ii) that terminating the Merger Agreement based upon the RCBA proposal would constitute a breach of the Merger Agreement. On March 19,1998, the Court entered an order on TKG's motion for a temporary restraining order.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None

                                    PART II

ITEM 5.  MARKET FOR MEMBERS EQUITY AND RELATED SHAREHOLDER MATTERS

     (a) Market Information

          The Shares are publicly traded, although the Shares are not registered for trading on any exchange. The Company is aware that bid and asked prices have been quoted over the Internet under the symbol "TDPK." The following table sets forth the range of high and low bid quotations per Share as quoted on the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                              BID QUOTATIONS
                                                              ---------------
1997                                                           HIGH     LOW
----                                                          ------   ------
Third Quarter (July 31 through September 30)................  $1.26    $0.75
Fourth Quarter..............................................  $1.30    $1.25

     (b) Holders

          As of February 20, 1998, the Company had approximately 1,396 shareholders of record.

     (c) Dividends

          The Company has never paid a cash distribution on the Shares and does not anticipate paying any such distribution in the foreseeable future.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following Management's Discussion and Analysis is based upon and should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this annual report.

RESULTS OF OPERATIONS

     Revenues generated from the leasing of the facilities located at 3055 Triad Drive were $2.5 million in the years ended September 30, 1996 and December 31, 1997 and $.6 million for the three month periods ended December 31, 1996 and 1995. These revenues are pursuant to a lease agreement in effect through February 2002. See "Management's Discussion and Analysis-Liquidity and Capital Resources." Revenues from land sales were $3.8 million during the year ended September 30, 1996. There were two land sales totaling $1.7 million during the year ended December 31, 1997. Revenues from land sales were $640,000 for the three months ended December 31,1996 with no land sales during the comparable period in the prior year. Overall gross margin was $2.4 million in the year ended December 31, 1997, a decrease of 31% compared to the gross margin of $3.5 million in the year ended September 30, 1996. The difference was attributed to a decline in the land sale revenue as well as lower margins in 1997. Gross margin for the three months ended December 31, 1996 was $678,000 compared to $491,000 for the three months ended December 31, 1995. The increase was directly attributed to land sales.

     The Company had a net loss of $324,000 for the year ended December 31, 1997 compared to net income of $521,000 for the year ended September 30, 1996. The decrease is due principally to the reduction in land sale revenue as well as higher general and administrative expenses in 1997. The increase from a loss of $130,000 for the three months ended December 31, 1995 to a loss of $8,000 for the three months ended December 31, 1996 was due to the absence of land sales in the earlier period.

LAND SALES

     As of December 31, 1997, the Company had approximately 292 acres of unimproved land remaining to be sold. Approximately 35.9 acres are zoned for retail/commercial use, 28.1 acres for residential use, and 103.7 acres for retail/light industrial/office use. The remaining acres are zoned for open space/agricultural and transportation purposes. The Company sold two parcels totaling 10.6 acres for $1.7 million during the year ended December 31, 1997. Four parcels totaling 25.5 acres were sold during the year ended September 30, 1996 for $3.8 million and one parcel of 4.1 acres for $640,000 during the three months ended December 31, 1996. There were no land sales during the three months ended December 31, 1995.

GROSS MARGIN

     Land sale gross margins were 41% for the year ended September 30, 1996 compared to 29% for the year ended December 31, 1997. The percentage decline resulted from the cost of a required street extension and increased net assessment improvements. Likewise, there was a 29% gross margin on land sales for the three months ended December 31, 1996. Gross margins on rental income were approximately the same for all periods as the properties are subject to a triple net lease whereby substantially all operating expenses are paid by the tenant.

COSTS AND EXPENSES

     Land-related sales expenses include broker commissions, escrow fees, etc., and totaled $369,000 for the year ended September 30, 1996 and $64,000 for the three months ended December 31, 1996. The sales expenses for the year ended December 31, 1997 were $108,000. The decrease from the year ended September 30, 1996 is a result of fewer land sales.

     General and administrative expenses consist of property taxes and other general management and operational costs including costs necessary to maintain the appearance of the land in a marketable condition and personnel and overhead expenses required for the development, management and marketing of the properties. These expenses were $.7 million for the year ended September 30, 1996 compared to $1.1 million for the year ended December 31, 1997 with the increase attributed to increased legal and professional expenses. Operating expenses were similar for the quarters ending December 31, 1995 and 1996.

     Interest expense consists of mortgage interest in the buildings and the bonded indebtedness incurred in connection with the development improvements and community services. Interest expense was approximately $1.9 million for the year ended September 30, 1996, compared to $1.6 million for the year ended December 31, 1997. The reduction is due to normal debt maturation. Interest expense for the quarters ending December 31, 1995 and 1996 was relatively unchanged at $472,000 and $449,000, respectively. See "Management's Discussion and Analysis-Liquidity and Capital Resources."

FUTURE OPERATING RESULTS

     Future operating results are dependent upon the Company's ability to dispose of its real estate assets. Risks that affect real estate sales include, but are not limited to, the relative illiquidity of real estate investments, the ability to obtain entitlements from governmental agencies, changing tax assessments, compliance with environmental requirements, and general risks such as changes in interest rates and changes in local market conditions which affect real estate values. The future operating results may also be affected by the Company's relationship with CCI/Triad. These risks include, but are not limited to, the indemnification agreement between the Company and CCI/Triad, potential conflicts of interest within the management and representation of the Company and CCI/Triad, and reliance upon CCI/Triad lease payments for the Company's financial performance.

     On September 9, 1997, the Company entered into an Agreement of Merger with TPL Acquisition, LLC and Richard C. Blum Associates, LP, a California limited partnership ("RCBA"), subject to approval of the Members, in which TPL Acquisition, LLC would have merged with and into the Company and each share would have been converted into the right to receive a cash payment of $1.32 per share from RCBA or TPL

Acquisition, LLC. On February 1, 1998, the Company notified RCBA that it was terminating the Merger Agreement pursuant to a provision contained in the Merger Agreement allowing either party to terminate should the merger fail to be consummated on or prior to January 31, 1998.

     On February 1, 1998, the Company entered into an Agreement of Merger with The Kontrabecki Group, Inc., a California corporation("TKG"), and TKG Acquisition Company LLC, a Delaware limited liability corporation whose sole and managing member is TKG ("Acquisition LLC"), subject to approval of the Members, in which Acquisition LLC will be merged with and into the Company and each outstanding share will be converted into the right to receive a cash payment of $1.65125 per share from TKG or Acquisition LLC. Following the merger of Acquisition LLC and Triad Park, LLC, all obligations and contingent liabilities of Triad Park, LLC will remain with Triad Park, LLC as the surviving company in the merger and will not become obligations or liabilities of the Members. If the Merger is not consummated on or before March 31, 1998, either Acquisition LLC or the Company may terminate the Agreement of Merger provided that certain conditions are met. Under certain circumstances, the Company is obligated to pay a termination fee of $1.2 million to Acquisition LLC. A copy of the Agreement of Merger was included as Exhibit 2.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on February 9, 1998.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's ability to continue funding its current business will depend upon the timing and volume of land sales, without taking the merger of the Company and TKG into account. Receipts from rental of its buildings under the existing lease agreements are expected to be sufficient to fund mortgage obligations for the foreseeable future. Currently, there is a lease agreement for the Company's buildings in effect through February 2002 with an option to renew for an additional term of five years. All expenses related to the buildings are paid by the tenant as required by the "triple net lease". The Company's ability to repay the remaining assessment district debt and operating expenses are dependent in part on making future land sales. To the extent additional working capital is required, management expects that it will have sufficient borrowing capacity to finance any needs which may arise in the ordinary course of business.

     On March 24, 1997, the City of Livermore completed the sale of Mello-Roos bonds which raised a total of $9,070,000 in new funds, of which approximately $6,944,000 encumbered property owned by the Company. The proceeds were designated to refinance $2,255,000 of prior bonded indebtedness, to fund the reimbursement to the Company of approximately $2,045,000 of previously completed improvements, to provide funds of approximately $3,700,000 to complete improvements required by various agreements with the City of Livermore and others, to pay financing expenses of $610,000 and to create a reserve fund of approximately $673,000. Of the indebtedness, approximately $5,218,000 was an additional encumbrance to the property owned by the Company and $1,726,000 refinanced existing debt. In the quarter ended June 30, 1997, the Company received approximately $1,485,000 from the City of Livermore as reimbursement for previously completed projects totaling $2,085,000, net of a surety deposit of $600,000. In the quarter ended December 31, 1997, the Company received an additional $177,000 for completion of a designated project. The amounts received were recorded as reductions to the assessment receivable.

     In addition, the Company is obligated to undertake an estimated additional $7,000,000 in improvements to its land in connection with its approved development plan. The City of Livermore is expected to issue bonds to reimburse the Company for such improvements. Improvements are funded as projects are completed. The current estimates for the required improvements indicate that bonded funding limits are expected to be adequate to cover the remaining items of improvement. However, the actual costs of the improvements may be greater than estimated and may exceed the bond funding limit. Any shortfall in the bond funding will be borne by the Company or by purchasers of lots, which may have an adverse effect on the value of the land.

ITEM 7.  FINANCIAL STATEMENTS

                                TRIAD PARK, LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                                 BALANCE SHEETS
                 (AMOUNTS SHOWN IN THOUSANDS EXCEPT SHARE DATA)

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1996           1997
                                                              ------------   ------------
ASSETS
Cash........................................................    $    --        $ 1,249
Land........................................................     27,876         27,634
Property, plant and equipment...............................     12,362         12,520
Assessments receivable......................................      2,091          1,667
Property development commitments............................         --          3,031
Prepaid expenses and other assets...........................         --            477
                                                                -------        -------
Total assets................................................    $42,329        $46,578
                                                                =======        =======
LIABILITIES AND MEMBERS' EQUITY
Debt........................................................    $18,840        $21,891
Other liabilities...........................................         --            631
                                                                -------        -------
Total liabilities...........................................     18,840         22,522
                                                                -------        -------
Commitments and contingencies (Note 9)......................
Members' shares; no par value; 19,708,123 shares outstanding
  at December 31, 1997......................................         --             --
Members' equity.............................................     23,489         24,056
                                                                -------        -------
Total liabilities and members' equity.......................    $42,329        $46,578
                                                                =======        =======

   The accompanying notes are an integral part of these financial statements.

                                TRIAD PARK, LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                            STATEMENTS OF OPERATIONS
               (AMOUNTS SHOWN IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                    THREE MONTHS ENDED      FOR THE
                                                     YEAR ENDED        DECEMBER 31,        YEAR ENDED
                                                    SEPTEMBER 30,   -------------------   DECEMBER 31,
                                                        1996          1995       1996         1997
                                                    -------------   --------   --------   ------------
                                                                        UNAUDITED
Revenues:
     Rental income................................     $ 2,506      $   627    $   627      $ 2,506
     Land sales...................................       3,795           --        640        1,670
                                                       -------      -------    -------      -------
     Total revenues...............................       6,301          627      1,267        4,176
     Depreciation of rental property..............         547          136        137          557
     Cost of land sold............................       2,231           --        452        1,192
                                                       -------      -------    -------      -------
     Gross Margin.................................       3,523          491        678        2,427
                                                       -------      -------    -------      -------
Costs and Expenses:
     Sales expenses...............................         369           --         64          108
     General and administrative...................         723          162        174        1,075
                                                       -------      -------    -------      -------
     Total costs and expenses.....................       1,092          162        238        1,183
                                                       -------      -------    -------      -------
     Operating income.............................       2,431          329        440        1,244
Interest expense..................................       1,857          472        449        1,577
                                                       -------      -------    -------      -------
     Income (loss) before provision for (benefit
       from) income taxes.........................         574         (143)        (9)        (333)
Provision for (benefit from) income taxes.........          53          (13)        (1)          (9)
                                                       -------      -------    -------      -------
     Net income (loss)............................     $   521      $  (130)   $    (8)     $  (324)
                                                       =======      =======    =======      =======
     Net income (loss) per share..................     $  0.03      $ (0.01)   $ (0.00)     $ (0.02)
                                                       =======      =======    =======      =======
     Shares used in per share calculation (a).....      19,708       19,708     19,708       19,708
                                                       =======      =======    =======      =======

---------------
(a) The number of shares used to compute earnings per share assumes that shares issued in connection with the spin-off were outstanding for all periods presented.

   The accompanying notes are an integral part of these financial statements.

                                TRIAD PARK, LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                         STATEMENTS OF MEMBERS' EQUITY
                     FOR THE YEARS ENDED SEPTEMBER 30, 1996
                      AND DECEMBER 31, 1997 AND THE THREE
                         MONTHS ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                            UNDISTRIBUTED
                                                             UNALLOCATED    EARNINGS   TOTAL MEMBERS'
                                                               CAPITAL      (LOSSES)       EQUITY
                                                            -------------   --------   --------------
Balance, September 30, 1995...............................     $29,319      $(5,222)      $24,097
     Distributions........................................        (988)          --          (988)
     Net income...........................................                      521           521
                                                               -------      -------       -------
Balance, September 30, 1996...............................      28,331       (4,701)       23,630
     Distributions........................................        (133)          --          (133)
     Net loss.............................................                       (8)           (8)
                                                               -------      -------       -------
Balance, December 31, 1996................................      28,198       (4,709)       23,489
     Contributions........................................         891           --           891
     Net loss.............................................                     (324)         (324)
                                                               -------      -------       -------
Balance, December 31, 1997................................     $29,089      $(5,033)      $24,056
                                                               =======      =======       =======

   The accompanying notes are an integral part of these financial statements.

                                TRIAD PARK, LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                            STATEMENTS OF CASH FLOWS
                          (AMOUNTS SHOWN IN THOUSANDS)

                                                                          THREE MONTHS
                                                                              ENDED
                                                        YEAR ENDED        DECEMBER 31,        YEAR ENDED
                                                       SEPTEMBER 30,   -------------------   DECEMBER 31,
                                                           1996          1995       1996         1997
                                                       -------------   --------   --------   ------------
                                                                           UNAUDITED
Cash flows from operating activities:
Net income (loss)....................................     $   521       $(130)     $   (8)     $  (324)
Gain from sale of land...............................      (1,194)         --        (124)        (490)
Depreciation and amortization........................         567         141         143          640
Provision for doubtful accounts......................          --          --          --           65
Changes in assets and liabilities:
     Increase in prepaid expenses and other assets...          --          --          --         (539)
     Increase in other liabilities...................          --          --          --          631
                                                          -------       -----      ------      -------
     Net cash provided by (used in) operating
       activities....................................        (106)         11          11          (17)
                                                          -------       -----      ------      -------
Cashflows from investing activities:
Land sales...........................................       3,523          --         576        1,561
Investment in property, plant and equipment..........         (15)         (3)         --         (113)
Acquisition of land..................................        (972)         --          --           --
Land improvements....................................        (146)        (38)        (30)         (14)
Assessment district improvements.....................        (214)        (80)        (18)      (1,303)
                                                          -------       -----      ------      -------
     Net cash provided by (used in) investing
       activities....................................       2,176        (121)        528          131
                                                          -------       -----      ------      -------
Cash flows from financing activities:
Repayment of debt....................................      (1,082)       (443)       (406)      (1,418)
Reimbursement for property improvements..............          --          --          --        1,662
Members' contribution (distribution) net of note
  receivable.........................................        (988)        553        (133)         891
                                                          -------       -----      ------      -------
     Net cash provided by (used in) financing
       activities....................................      (2,070)        110        (539)       1,135
                                                          -------       -----      ------      -------
Net increase in cash.................................          --          --          --        1,249
Cash, beginning of period............................          --          --          --           --
                                                          -------       -----      ------      -------
Cash, end of period..................................     $    --       $  --      $   --      $ 1,249
                                                          =======       =====      ======      =======
Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest.............................................     $ 1,857       $ 472      $  449      $ 1,735
                                                          -------       -----      ------      -------
Income taxes.........................................     $    53       $  --      $    5      $    --
                                                          -------       -----      ------      -------
Noncash Investing and Financial Activity:
Land reclassified from (to) property, plant and
  equipment to (from) land for resale................     $    --       $  --      $5,672      $  (444)
                                                          -------       -----      ------      -------
Bond issuance resulting in increased assessment
  district improvements and related debt.............     $    --       $  --      $   --      $ 5,218
                                                          -------       -----      ------      -------
Assessment district improvements and related debt
  transferred upon sale..............................     $ 1,348       $  --      $  224      $   850
                                                          -------       -----      ------      -------

   The accompanying notes are an integral part of these financial statements.

                                TRIAD PARK, LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION:

     Triad Park, LLC (the Company) is a Delaware limited liability company organized to effect the spin-off of certain real estate assets and related liabilities of Cooperative Computing, Inc., a Delaware Corporation, formerly known as Triad Systems Corporation (Triad). On October 17, 1996 Triad signed a definitive merger agreement with Cooperative Computing, Inc. (CCI), a Texas corporation, and its affiliate, CCI Acquisition Corp. (CAC), a Delaware corporation, under which CCI, through CAC, would acquire Triad. Pursuant to the terms of the merger agreement, CCI, through CAC, commenced a cash tender offer for all outstanding shares of Triad at a price of $9.25 per share on October 23, 1996. As a condition precedent to completion of the merger, Triad arranged for the spin-off of certain real estate assets and related liabilities (the Predecessor Business) to Triad stockholders.

     On February 27, 1997, immediately prior to completion of the tender offer, Triad contributed such assets and related liabilities to the Company which were recorded by the Company based on historical cost of the Predecessor Business. Under the terms of the Real Estate Distribution Agreement (the Agreement), all indebtedness of Triad or any of its subsidiaries secured, in whole or in part, by any of the contributed assets have been assumed by the Company. Stockholders of Triad received one Triad Park LLC membership interest for each share of Triad common stock held as of February 26, 1997, the Distribution Record Date.

     The Company's operations include the ownership and management of the spun-off real estate assets, all of which are located in Livermore, California, for their orderly liquidation and distribution of related net proceeds to the holders of membership interests ("Members"). The Company's shares are owned 99% by the former shareholders of Triad and 1% by 3055 Management Corp ("the Manager"). The Manager is responsible for management and control of the business of the Company, subject to certain required approvals of the Advisory Board. The Members may elect or vote to remove members of the Advisory Board.

     The Company will be dissolved upon the earlier of a majority vote to dissolve the Company or upon the sale or other disposition of all or substantially all of the assets and properties of the Company and distribution of the proceeds to the members. The financial statements presented herein include the financial position, results of operations and cash flows of the Predecessor Business through February 27, 1997 as if the Company had existed as a corporation separate from Triad with all periods presented on a historical basis and may not be indicative of actual results of operations and financial position of the Company as an independent stand-alone entity. The statements of operations through February 27, 1997 reflect certain expense items incurred by Triad which are allocated to the Company on a basis which management believes represents a reasonable allocation of such costs. These allocations consist primarily of corporate expenses such as management and accounting services. Expenses related to the normal recurring management activities of the Company through February 27, 1997 have been allocated based on an estimate of Triad personnel time dedicated to the operations and management of the Company. Separate information for the period from January 1, 1997 to February 27, 1997 is not presented due to the immateriality of operating results and changes in financial position during this period.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

                                TRIAD PARK, LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

LAND:

     Land held for resale includes developed lots, land underdeveloped and raw land. Land held for resale is carried at the lower of cost or market. The cost of development of building lots includes the land, the related costs of development (planning, survey, engineering and other) and interest costs during development, all of which are capitalized. The carrying costs of property held for resale, interest expense, property taxes and other are expensed. Common costs are allocated based on square footage and relative market value.

PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the lease term, whichever is less. As property, plant and equipment are disposed of, the asset cost and related accumulated depreciation or amortization are removed from the accounts, and the resulting gains or losses are reflected in operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

     Carrying amounts of certain of the Company's financial instruments including cash, assessments receivable, accounts payable and other accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to the company for loans with similar terms, the carrying value of mortgage obligations and assessment district improvement bond obligations also approximate fair value.

DEBT ISSUANCE COSTS:

     The unamortized costs associated with the issuance of debt are recorded with the associated liability. Amortization is computed according to the interest method for debt issuance costs and is included in interest expense. Upon retirement of remaining principal balances, the associated unamortized costs are reflected in operations.

REVENUE RECOGNITION:

     Profits on sale of developed lots, developed land and raw land are recognized in accordance with standards established for the real estate industry which generally provide for deferral of all or part of the profit on a sale if the buyer does not meet certain down payment requirements or certain other tests of the buyer's financial commitment to the purchase, or the Company is required to perform significant obligations subsequent to the sale. Cost of land sold includes an allocated portion of acquisition and development costs along with sales commissions, closing costs and other costs specifically related to the sale.

INCOME TAXES:

     The Company does not provide for income taxes as all income and losses are allocated to the members for inclusion in their respective state and federal tax returns. Prior to the quarter ending December 31, 1997, the company had elected to be treated as a taxable entity in the state of California. During the calendar quarter ending December 31, 1997, legislation was enacted retroactive to January 1, 1997 requiring an entity to use the same election for both federal and state purposes. The Company changed its election to comply with this legislation.

                                TRIAD PARK, LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

UNAUDITED INTERIM PERIOD ENDED DECEMBER 31, 1995:

     In the opinion of management, the unaudited interim financial statements for the three months ended December 31, 1995 include all adjustments, consisting only of those of a normal recurring nature, necessary for fair presentation.

FISCAL YEAR:

     As a limited liability corporation, the Company is treated as a partnership for federal income tax purposes and is therefore required to use a calendar based fiscal year end whereas Triad had a fiscal year based on the twelve months ending on September 30 of each year. Accordingly, the accompanying financial statements include audited financial statements for the three-month transition period ending December 31, 1996. Unaudited financial statements are presented for the three-month period ended December 31, 1995 for comparative purposes only.

NET INCOME (LOSS) PER SHARE:

     The number of shares used to compute earnings per share assumes that shares issued in connection with the spin-off were outstanding for all periods presented. Net income (loss) per share has been computed in accordance with SFAS
128. Basic net income (loss) per share is computed using the weighted average common shares outstanding during the period and are presented for all periods as if the spin-off had occurred at the beginning of the earliest period presented. Basic and diluted net income per share are the same for all periods presented.

3.  RELATED PARTY AGREEMENT:

     The Company's developed commercial property, consisting of three buildings and improvements on approximately 15 acres, is occupied by Triad under a lease agreement that provides for annual rent of $2,505,720 payable monthly in advance through February 1999 and prevailing market rate thereafter, providing that annual rental shall not fall below the rate in effect at the date of renegotiation nor exceed 120% of such rental rate. Payments under the lease are on a "net lease" basis, free of any impositions and with out abatement, deduction or set-off. The tenant is required to pay all impositions (e.g. taxes, assessments, water and sewer charges, excises, levies, etc.) in addition to the annual rent.

     Certain officers of the Company are also officers or employees of Triad. The stock of 3055 Management Corp. is owned by two of Triad's current or former directors. In February 1997, in connection with the Company's capitalization, a promissory note of $142,000 was received from 3055 Management Corp. for purchase of 1% of the membership interests. This note was redeemed as of the quarter ended December 31, 1997.

                                TRIAD PARK, LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

4.  LAND:

     Land consists of property in Livermore, California, classified by planned use as follows (Dollars shown are in thousands and acreage is approximate.):

                                                     DECEMBER 31, 1996      DECEMBER 31, 1997
                USE CLASSIFICATION                     ACREAGE/COST           ACREAGE/COST
                ------------------                  -------------------    -------------------
Residential.......................................    28.1     $ 4,029       28.1     $ 4,311
Retail/commercial.................................    35.9       4,797       35.9       5,788
Retail/industrial/office..........................   114.3      17,925      103.7      16,570
Open space/agricultural...........................   112.0          --      112.0          --
Transportation....................................    12.3       1,125       12.3         965
                                                     -----     -------      -----     -------
                                                     302.6     $27,876      292.0     $27,634
                                                     =====     =======      =====     =======

5.  PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consist of the following (in thousands):

                                                       DECEMBER 31, 1996   DECEMBER 31, 1997
                                                       -----------------   -----------------
Building and leasehold improvements..................       $16,317             $16,429
Less accumulated depreciation........................        (4,932)             (5,488)
                                                            -------             -------
                                                             11,385              10,941
Land.................................................           977               1,579
                                                            -------             -------
                                                            $12,362             $12,520
                                                            =======             =======

     The above facilities and land are all subject to a lease agreement with Triad for use as their headquarters (see Note 3).

     During 1997, assessment projects were funded and the prorata portion, $158,000, was capitalized to land included in property, plant and equipment. In addition, a change in the valuation by the tax assessor resulted in a $444,000 reclassification which increased the land associated with property, plant, and equipment and decreased land for resale by the same amount.

6.  DEBT:

     Long-term debt consists of the following (in thousands):

                                                       DECEMBER 31, 1996   DECEMBER 31, 1997
                                                       -----------------   -----------------
Mortgage loan payable, bearing interest at 9.9% and
  maturing through 2003..............................       $ 9,749             $ 8,680
Assessment district improvement bonds bearing
  interest rates ranging from 4.5% to 7.25% and
  maturing through 2022..............................         9,228              13,328
Unamortized debt issuance costs......................          (137)               (117)
                                                            -------             -------
                                                            $18,840             $21,891
                                                            =======             =======

     The interest rate on the mortgage financing for the Livermore headquarters facility may be adjusted at the option of the lender in 1998 and could impact the interest rate from 1999 to its maturity in 2003. Borrowings are collateralized by the land and buildings and are payable in monthly installments.

                                TRIAD PARK, LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     A portion of the Company's land for resale and the parcel retained for its facilities are part of assessment districts and are subject to bonded indebtedness incurred in connection with the development of improvements and community services. Semiannual principal and interest payments on the bonds are required as long as the parcels are owned by the Company. As the Company sells land, the corresponding obligation will be assumed by the new owners.

     On March 24, 1997, the City of Livermore entered into a Bond Indenture and issued an additional $9,070,000 in new funds from the sale of community facility bonds. At that time the Company owned 76.56% of the property related to this Issuance. The Company's portion of the bond issuance was designated for approximately $5,218,000 of additional debt and $1,726,000 for the refinancing of existing debt. The Company recorded the net additional debt as a liability.

7.  MEMBERS EQUITY:

     Members have the right to vote on certain matters of the Company including the election and removal of Advisory Board members, merger with or into another business entity and dissolution of the Company. All the issued and outstanding membership interests are fully paid and nonassessable. Holders of membership interests do not have preemptive or conversion rights, nor rights to redemption or sinking fund provisions by the Company. In the event of any liquidation, dissolution or winding up of the Company, the holders of the membership interests are entitled to distribution in any assets remaining after payment of all debts and liabilities.

8.  SIGNIFICANT CUSTOMERS:

     The Company had land sales to four customers during the year ended September 30, 1996 and one customer during the three months ended December 31, 1996. The Company had land sales to two customers during the year ended December 31, 1997.

9.  CONTINGENCIES:

     Under the terms of the Distribution Agreement (see Note 1), the Company will indemnify and hold Triad and its subsidiaries harmless from and against loss, cost, damage or expense arising out of or related to any failure of the Company to discharge the obligations specified in the Agreement. The Company will indemnify and hold Triad and its subsidiaries harmless from and against any taxes attributed to, arising out of or relating to the Company, its formation, the transfer of contributed assets, the assumption or refinancing of liabilities with respect to the contributed assets, the sale, exchange, distribution, dividend or other disposition of interests of the Company by Triad or its subsidiaries.

     To support its ability to fund the indemnity commitment to Triad, the Company has agreed to maintain net assets with a minimum market value of $2,350,000 based upon the most recent appraised value of the Company's then existing real property assets until 60 days after the expiration of all statutes of limitation related to the collection of taxes related to the transactions contemplated by the Agreement (estimated to be approximately four years). Triad may cause the real property to be appraised at any time and the Company must pay one half of the expense if the most current calculation of net worth is less than $4,000,000. Compliance with these requirements may limit the Company's ability to make distributions to members.

     The Company is obligated to undertake an estimated additional $7,000,000 in improvements to its land held for resale in connection with its approved development plan. The City of Livermore has indicated that it is willing to reimburse the Company for such improvements by means of a bond financing. Historically, the City of Livermore has been able to successfully sell its bond offerings and the current estimates for required improvements indicate that bonded funding limits will be adequate to cover the remaining items of improvement. However, the actual costs of the improvements may be greater than estimated and may exceed

                                TRIAD PARK, LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

the bond funding limit. Alternatively, if the City of Livermore is unsuccessful in completing a bond offering, it is possible the Company would not receive any reimbursement for such improvements. Any shortfall in the bond funding will be borne by the Company or by purchasers of lots, which may have an adverse effect on the value of the land.

10.  RECENT ACCOUNTING PRONOUNCEMENTS:

     In July 1997, the Financial Accounting Standards Board issued Statement of Accounting Standard No. 130 (SFAS 130), "Reporting Comprehensive Income", which requires a separate financial statement showing changes in comprehensive income, is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS 130 requires reclassification of all prior-period financial statements for comparative purposes. The Company is evaluating alternative formats for presenting this information, but does not expect this pronouncement to materially impact the Company's results of operations.

     In July 1997, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information", which requires companies to report certain information about operating segments, including certain information about their products, services, the geographic areas in which they operate and their major customers. This statement supersedes FASB Statements Nos. 14, 18, 24, 30. SFAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company is evaluating the requirements of SFAS 131 and the effects if any, on the Company's current reporting and disclosures.

11.  SUBSEQUENT EVENT

     On September 9, 1997, the Company entered into an Agreement of Merger with TPL Acquisition, LLC and Richard C. Blum Associates, LP, a California limited partnership ("RCBA"), subject to approval of the Members, in which TPL Acquisition, LLC would have merged with and into the Company and each share would have been converted into the right to receive a cash payment of $1.32 per share from RCBA or TPL Acquisition, LLC. On February 1, 1998, the Company notified RCBA that it was terminating the Merger Agreement pursuant to a provision contained in the Merger Agreement allowing either party to terminate should the merger fail to be consummated on or prior to January 31, 1998.

     On February 1, 1998, the Company entered into an Agreement of Merger with The Kontrabecki Group, Inc., a California corporation("TKG"), and TKG Acquisition Company LLC, a Delaware limited liability corporation whose sole and managing member is TKG ("Acquisition LLC"), subject to approval of the Members, in which Acquisition LLC will be merged with and into the Company and each outstanding share will be converted into the right to receive a cash payment of $1.65125 per share from TKG or Acquisition LLC. Following the merger of Acquisition LLC and Triad Park, LLC, all obligations and contingent liabilities of Triad Park, LLC will remain with Triad Park, LLC as the surviving company in the merger and will not become obligations or liabilities of the Members. If the Merger is not consummated on or before March 31, 1998, either Acquisition LLC or the Company may terminate the Agreement of Merger provided that certain conditions are met. Under certain circumstances, the Company is obligated to pay a termination fee of $1.2 million to Acquisition LLC. A copy of the Agreement of Merger was included as Exhibit 2.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on February 9, 1998.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of
Triad Park, LLC:

     We have audited the accompanying balance sheet of Triad Park, LLC (a Delaware limited liability company) as of December 31, 1997, and the related statements of operations, changes in members' equity and cash flows for the year then ended. We have also audited the balance sheet at December 31, 1996 and the related statements of operations, changes in members' equity and cash flows of the Predecessor Business (See Note 1) for the year ended September 30, 1996 and the three months ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triad Park, LLC (a Delaware limited liability company) as of December 31, 1997 and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles. Also in our opinion, the financial statements of the Predecessor Business referred to above present fairly, in all material respects, the financial position of the Predecessor Business as of December 31, 1996 and the results of its operations and its cash flows for the year ended September 30, 1996 and the three months ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ COOPERS & LYBRAND LLP

San Jose, California
February 27, 1998

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None

                                    PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16 (A) OF THE EXCHANGE ACT

     Certain information concerning the directors and executive officers of the Company is set forth below. Unless otherwise indicated, each such person is a citizen of the United States and the address of each such person is that of the Company. The names, ages, principal occupations and employment history for the past five years of the members of the Advisory Board and executive officers of the Company, and the Board of Directors and executive officers of the Management Corp. are set forth below.

     James R. Porter, 61, has been a member of the Company's Advisory Board since the Company's inception in February, 1997, and has been a director and Vice President of the Management Corp. since its inception in February, 1997. He is Chairman of the Board of CCI/Triad. He was President and Chief Executive Officer of Triad from September, 1985 until its merger with Cooperative Computing, Inc. in February, 1997. He is also a director of Silicon Valley Bank, Brock International, Inc. and Cellular Technical Services, Inc.

     William W. Stevens, 65, has been a member of the Company's Advisory Board since the Company's inception in February, 1997, and has been a director and Chairman of the Management Corp. since its inception in February, 1997. He was Chairman of the Board of Triad from 1972 until its merger with Cooperative Computing, Inc. in February, 1997. He is the founder of Triad and was its President and Chief Executive Officer from its inception until September, 1985.

     Stanley F. Marquis, 54, has been a member of the Company's Advisory Board since the Company's inception in February, 1997. He was President of Triad Systems Financial Corporation from August, 1983 until June 30, 1997. Mr. Marquis was also Treasurer of Triad from September, 1987 until June 30, 1997, and was its Vice President, Finance from December, 1994 until March, 1997.

     Martin W. Inderbitzen, 45, has been a member of the Company's Advisory Board since March, 1997. He has been a member of the State Bar of California since 1976, maintaining a private general civil law practice since that time. His practice has emphasized land use entitlement and zoning work almost exclusively for the past ten years.

     Larry D. McReynolds, 52, has been the President of the Company since its inception in February, 1997. He joined Triad in September, 1984 as its Manager, Facilities and became Manager, Real Estate and Facilities in June, 1992. In July, 1994 he also assumed responsibility for Triad's Office Services. He is currently employed in similar capacities for CCI/Triad.

ITEM 10.  EXECUTIVE COMPENSATION

     The Manager is entitled to receive an annual fee from the Company equal to 2% of the net income, if any, allocated to the Manager (in its capacity as a Share Holder) for the preceding fiscal year. This fee is intended to compensate the Manager for the additional California corporate income tax it will pay on its share of the Company's income. The LLC Agreement permits the payment of additional compensation to the Manager, with the approval of the Advisory Board. No additional compensation has been approved and none is contemplated at the present time. There was no fee owed or paid for the period ending December 31, 1997.

     Members of the Advisory Board are entitled to receive reimbursement of expenses and an annual retainer fee of $10,000, payable quarterly, plus a fee of $750 for each meeting and $250 for each telephonic meeting of the Advisory Board which they attend, as compensation for their services as members of the Advisory Board.

     The following table sets forth the executive compensation paid by the Company. The President of the company is also the facilities director for CCI/Triad, and splits his time equally between the Company and CCI/Triad. The Company reimburses CCI/Triad for 50% of his salary and 100% of his earned bonus. The reimbursement paid by the Company for the period from inception to December 31, 1997 is presented below. There are no other executive officers of the Company.

            NAME AND PRINCIPAL POSITION               YEAR   SALARY    BONUS
            ---------------------------               ----   -------   ------
Larry D. McReynolds, President......................  1997   $45,000   $7,308

ITEM 11.  SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information, as of December 31, 1997, with respect to the beneficial ownership of Shares by (i) all persons known by the Company to beneficially own more than 5% of the outstanding Shares,
(ii) each Advisory Board member of the Company, (iii) each executive officer of the Company, and (iv) all executive officers and directors of the Company as a group. For purposes of this table, beneficial ownership of securities is defined in accordance with the rules of the Commission and means generally the power to vote or dispose of securities, regardless of any economic interest therein. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment power with respect to the Shares indicated.

                                                                AMOUNT AND NATURE
                    NAME AND ADDRESS OF                      OF BENEFICIAL OWNERSHIP
                     BENEFICIAL OWNER                               OF SHARES          PERCENT OF CLASS
                    -------------------                      -----------------------   ----------------
Richard C. Blum............................................         2,012,158(2)            10.2%
  909 Montgomery Street, Suite 400
  San Francisco, CA 94133
Manchester Securities Corp.................................         1,914,760(3)             9.7%
  712 Fifth Avenue
  New York, NY 10019
Farallon Capital Management, L.L.C.........................         1,569,900(4)             8.0%
  One Maritime Plaza, Suite 1325
  San Francisco, CA 94111
Mentor Partners, L.P.......................................         1,384,563(5)             7.0%
  500 Park Avenue
  New York, NY 10022
Pioneering Management Corporation..........................         1,237,950                6.3%
  60 State Street
  Boston, MA 02109
Gabelli Funds, Inc. .......................................         1,031,200(6)             5.2%
  One Corporate Center
  Rye, New York 10580-1434
James R. Porter............................................           828,664                4.2%
  3055 Triad Drive
  Livermore, CA 94550
William W. Stevens.........................................           324,154(7)             1.6%
  3055 Triad Drive
  Livermore, CA 94550
3055 Management Corp.......................................           199,072(8)             1.0%
  3055 Triad Drive
  Livermore, CA 94550

                                                                AMOUNT AND NATURE
                    NAME AND ADDRESS OF                      OF BENEFICIAL OWNERSHIP
                     BENEFICIAL OWNER                               OF SHARES          PERCENT OF CLASS
                    -------------------                      -----------------------   ----------------
Stanley F. Marquis.........................................           136,824                0.7%
  3055 Triad Drive
  Livermore, CA 94550
Larry D. McReynolds........................................            19,317                0.1%
  3055 Triad Drive
  Livermore, CA 94550
Martin W. Inderbitzen......................................                 0                  0%
  3055 Triad Drive
  Livermore, CA 94550
All Executive Officers and Advisory Board Members as a
  Group....................................................         1,508,031                7.7%

---------------
(1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them, subject to community property laws, where applicable.

(2) Richard C. Blum ("Mr. Blum") is a controlling person and Chairman of Richard
    C. Blum & Associates Inc. ("Inc."), which is the general partner of Richard Blum & Associates LP ("LP"). These Shares are directly owned by three limited partnerships for which LP is the general partner (BK Capital Partners II, 111,111 Shares; BK Capital Partners III, 500,000 Shares; and BK Capital Partners IV, 1,387,047 Shares). Mr. Blum disclaims beneficial ownership of these securities except to the extent of his pecuniary interest thereof.

(3) Manchester Securities Corp. is wholly-owned by Elliott Associates, L.P. ("Elliott"). Paul E. Singer ("Singer") and Braxton Associates, L.P., a New Jersey limited partnership, which is controlled by Singer, are the general partners of Elliott.

(4) Includes 1,363,200 Shares held by Farallon Capital Partners, L.P. ("FCP") and 206,700 Shares held by Tinicum Partners, L.P. ("Tinicum"). Farallon F. Partners, L.L.C. ("FPLLC") is the General Partner of FCP and Tinicum. Thomas Steyer is the senior managing member of FPLLC.

(5) Mentor Partners, L.P. is a limited partnership whose general partner is WTG & Co., L.P. (the "General Partner"). The general partner of the General Partner is D.Tisch & Co., Inc., all of the common stock of which is owned by Daniel R. Tisch.

(6) Includes 205,000 Shares held by GAMCO Investors, Inc., 169,900 Shares held by Gabelli Performance Partnership L.P. and 656,300 Shares held by Gabelli Associates Fund. Mario J. Gabelli is the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Funds, Inc.

(7) Includes 324,154 Shares held as tenant-in-common with Virda J. Stevens.

(8) In addition to the totals shown in the above table, Messrs. Porter and Stevens are deemed to be the beneficial owners of 199,072 Shares by virtue of their respective 50% equity ownership in 3055 Management Corp.

ITEM 12.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On September 9, 1997, the Company entered into an Agreement of Merger with TPL Acquisition, LLC and Richard C. Blum Associates, LP, a California limited partnership ("RCBA"), subject to approval of the Members, in which TPL Acquisition, LLC would have merged with and into the Company and each share would have been converted into the right to receive a cash payment of $1.32 per share from RCBA or TPL Acquisition, LLC. On February 1, 1998, the Company notified RCBA that it was terminating the Merger Agreement pursuant to a provision contained in the Merger Agreement allowing either party to terminate should the merger fail to be consummated on or prior to January 31, 1998. RCBA and related entities hold 10.2% of the outstanding shares of the Company.

ITEM 13.  EXHIBITS AND REPORTS ON FORM 8-K

ITEM 13 (A) EXHIBIT INDEX

     The exhibits filed herewith are listed in the "Index to Exhibits" on page 29 of this Form 10-KSB and are incorporated here by reference.

ITEM 13 (B) REPORTS ON FORM 8-K

     The Company filed a Current Report on Form 8-K with the Securities and Exchange Commission (the Commission) on December 9, 1997, which disclosed that the Company had changed its fiscal year end from one ending on September 30 to a fiscal year ending December 31. Revised financial statements were filed concurrently with the Form 8-K in the Company's amended Schedule 14A.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                       TRIAD PARK, LLC

Date: March 27, 1998
     --------------------------
                                       By: 3055 Management Corp., its Manager
                                          --------------------------------------

                                       By: /s/ JAMES R. PORTER
                                          --------------------------------------
                                          James R. Porter
                                          Vice President, Secretary and
                                          Chief Financial Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ LARRY D. MCREYNOLDS                                        March 27, 1998
    -----------------------------------------------
    Larry D. McReynolds
    President

By: /s/ STANLEY F. MARQUIS                                         March 27, 1998
    -----------------------------------------------
    Stanley F. Marquis
    Advisory Board Member

By: /s/ JAMES R. PORTER                                            March 27, 1998
    -----------------------------------------------
    James R. Porter
    Advisory Board Member

By: /s/ WILLIAM W. STEVENS                                         March 27, 1998
    -----------------------------------------------
    William W. Stevens
    Advisory Board Member

By: /s/ MARTIN W. INDERBITZEN                                      March 27, 1998
    -----------------------------------------------
    Martin W. Inderbitzen
    Advisory Board Member

                                 EXHIBIT INDEX

NO.                           DESCRIPTION
----                          -----------
3.    Charter and By-Laws
3.1   Limited Liability Company Agreement of Triad Park, LLC
      (incorporated by reference to Exhibit 2.1 to Form 10-SB
      (Amendment No. 1) of the Company, filed with the Securities and Exchange Commission on June 20, 1997).
3.2   By-laws of Triad Park, LLC (incorporated by reference to
      Exhibit 2.2 to Form 10-SB (Amendment No. 1) of the Company,
      filed with the Securities and Exchange Commission on June
      20, 1997).
4.    Instruments defining the rights of security holders
4.1   Limited Liability Company agreement of Triad Park, LLC (see
      Exhibit 3.1)
4.2   By Laws of Triad Park, LLC (see Exhibit 3.2)
4.3   Form of Rights Plan of Triad Park, LLC (incorporated by
      reference to Exhibit 3.3 to Form 10-SB (Amendment No. 1) of the Company, filed with the Securities and Exchange
      Commission on June 20, 1997).
10.   Material contracts
10.1  Real Estate Distribution Agreement, dated as of February 26,
      1997, by and between Triad Systems Corporation, 3055 Triad
      Dr. Corp., 3055 Management Corp. and Triad Park, LLC
      (incorporated by reference to Exhibit 6.1 to Form 10-SB
      (Amendment No. 1) of the Company, filed with the Securities and Exchange Commission on June 20, 1997).
10.2  Project Lease Agreement, dated as of August 1, 1988, between
      3055 Triad Dr. Corp. and Triad Systems Corporation
      (incorporated by reference to Exhibit 6.2 to Form 10-SB
      (Amendment No. 1) of the Company, filed with the Securities and Exchange Commission on June 20, 1997).
10.3  First Amendment to Project Lease Agreement, dated as of
      February 26, 1997, by and between Triad Park, LLC, 3055
      Triad Dr. Corp. and Triad Systems Corporation (incorporated by reference to Exhibit 6.3 to Form 10-SB (Amendment No. 1)
      of the Company, filed with the Securities and Exchange
      Commission on June 20, 1997).
10.4  Conflict Agreement, dated as of February 26, 1997, by and between Triad Systems Corporation, 3055 Triad Dr. Corp.,
      Triad Park, LLC and Cooperative Computing, Inc.
      (incorporated by reference to Exhibit 12.3 to Form 10-SB
      (Amendment No. 1) of the Company, filed with the Securities and Exchange Commission on June 20, 1997).
10.5  Agreement of Merger dated as of September 9, 1997, by and between TPL Acquisition, LLC, Richard C. Blum & Associates,
      LP and Triad Park, LLC (incorporated by reference to Exhibit
      2.1 to Form 8-K(Amendment No. 1) of the Company, filed with the Securities and Exchange Commission on September 15,
      1997).
10.6  Agreement of Merger dated as of February 1, 1998, by and among The Kontrabecki Group, Inc., TKG Acquisition Company,
      LLC, and Triad Park, LLC (incorporated by reference to
      Exhibit 2.1 to Form 8-K filed with the Securities and
      Exchange Commission on February 9, 1998).

FINANCIAL DATA SCHEDULE

27.1  Financial Data Schedule

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                        HARRIS TRUST COMPANY OF NEW YORK

       By Mail:          By Hand/Overnight Delivery:

  Wall Street Station          88 Pine Street
     P.O. Box 1023               19th Floor
New York, NY 10268-1023      New York, NY 10005

                 By Facsimile (For Eligible Institutions Only):
                                 (212) 701-7636
                                 (212) 701-7637

                                   Telephone:
                                 (212) 701-7624

     Questions and requests for assistance should be directed to the Information Agent at its respective address or telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                        [GEORGESON & COMPANY INC. LOGO]

                               Wall Street Plaza
                            New York, New York 10005

                                 (800) 223-2064
                                  (TOLL FREE)

                                 (212) 440-9800
                                 (CALL COLLECT)